Report 2001

The Spirit of Community


Foothill Independent Bank

FOOTHILL INDEPENDENT BANCORP

We will not forget...

the great tragedy our nation suffered on September 11, 2001. In the days that followed we sought strength, stability and direction. Like many Americans across the country, we found comfort in the symbol of our pride and freedom...the Flag of the United States of America.

Our sincere admiration goes to the firefighters, police, rescue workers, military personnel and citizens who gave, and continue to risk, their lives saving others and protecting our freedom. Their bravery has awakened a new spirit of community, patriotism and heroism. Their acts have challenged us to move forward with courage, strength, conviction and character. It is in light of their spirit that we dedicate this Report and our unwavering pledge to the spirit of community.

In 1782, the Congress of the Confederation defined the symbolic meanings of the colors red, white and blue; *"White signifies Purity and Innocence; Red, Hardiness and Valor; and Blue, Vigilance, Perseverance and Justice."* Signifying the profound meaning of each tightly intertwined fiber, and in the spirit of bringing our community together during trying times, we proudly display the Flag of the United States of America.
United We Stand.



TABLE OF CONTENTS

Corporate Profile



The Company's principal operating subsidiary is Foothill Independent Bank, a California commercial bank with its corporate offices located in Glendora, (approximately 40 miles east of Los Angeles) conveniently based in the San Gabriel Valley, which bridges the Los Angeles and Inland Empire areas.

Foothill Independent Bank operates twelve full service branch locations within Los Angeles, San Bernardino and Riverside counties. Foothill's product offerings include traditional banking services, such as commercial and consumer deposit and loan products, as well as a variety of innovative cash management services including Internet banking at http://www.foothillbank.com.

The Bank's customer service delivery objective is to provide all relationships with an exceptional banking experience. The manner in which we do so is known Company-wide as Platinum Service. Bank employees recognize the importance of fulfilling this promise during every interaction. The result of this approach sustains the Company's brand image as a service innovator and distinguishes the Bank's market presence, ultimately translating into a net interest margin which exceeds our California peer group average and increasing value for our shareholders.

The management philosophy of the Company is one of balance between risk and return, further ensuring maximum value for our shareholders. Management's commitment to high standards has earned significant recognition from such Bank rating firms as Bauer Financial Reports, Inc., The Findley Report and Veribanc, Inc., who have presented the Company with awards for strength and stability. It is through our combined commitment and dedication to financial strength, stability and service that we have consistently achieved a return on assets of 1.0% or better throughout the Company's history.

Foothill Independent Bancorp's common stock is traded on NASDAQ under the symbol "FOOT." Through the Company's "Optional Payment Plan" of the Dividend Reinvestment Plan, shareholders have the opportunity to purchase additional stock making increased ownership simple and convenient.

National Symbol
By Charles Evans Hughes

The flag is the symbol of our national unity, our national endeavor, our national aspiration.

The flag tells of the struggle for independence, of union preserved, of liberty and union one and inseparable, of the sacrifices of brave men and women to whom the ideals and honor of this nation have been dearer than life.

It means America first; it means an undivided allegiance.

It means America united, strong and efficient, equal to her tasks.

It means that you cannot be saved by the valor and devotion of your ancestors, that to each generation comes its patriotic duty; and that upon your willingness to sacrifice and endure as those before you have sacrificed and endured rests the national hope.

It speaks of equal rights, of the inspiration of free institutions exemplified and vindicated, of liberty under law intelligently conceived and impartially administrated. There is not a thread in it but scorns self-indulgence, weakness, and rapacity.

It is eloquent of our community interests, outweighing all divergencies of opinion, and of our common destiny.

FINANCIAL HIGHLIGHTS

FIVE YEAR FINANCIAL SUMMARY

SUMMARY OF OPERATIONS	2001	2000	1999	1998	1997
	Years Ended December 31, (dollars in thousands)				
Interest income	$ 36,736	$ 38,983	$ 35,551	$ 36,237	$ 35,028
Interest expense	9,030	11,103	8,333	9,827	9,738
Net interest income	27,706	27,880	27,218	26,410	25,290
Provision for possible loan losses	498	1,070	485	775	1,681
Net interest income after provision for possible loan losses	27,208	26,810	26,733	25,635	23,609
Other income	5,414	4,604	4,521	5,086	6,040
Other expense	21,846	20,794	21,342	22,573	22,599
Income before income taxes	10,776	10,620	9,912	8,148	7,050
Applicable income taxes	3,926	3,920	3,662	3,084	2,532
Net income	6,850	6,700	6,250	5,064	4,518
Cash dividends(1)	0.40	0.36	0.41	—	—
SELECTED YEAR END BALANCES					
Investment securities	79,743	70,816	61,548	104,654	46,069
Loans and leases (net)	404,200	364,782	339,533	289,007	291,393
Assets	550,141	505,825	458,676	469,077	435,708
Deposits	475,390	454,041	397,264	416,665	390,146
Other Debt (2)	19,000	—	8,819	74	123
Shareholders' equity	51,852	48,263	48,439	48,379	42,041
PER COMMON SHARE DATA					
Net income – Basic(3)(4)	1.24	1.15	0.99	0.80	0.73
Net income – Diluted(3)(4)	1.18	1.10	0.93	0.74	0.72
Cash dividends	0.40	0.36	0.41	—	—
Book value (At year-end) (3)	9.40	8.60	7.84	7.55	6.68
Number of shares used in per share calculation – Basic(3)(4)	5,531,678	5,813,815	6,297,617	6,362,613	6,200,147
Number of shares used in per share calculation – Diluted(3)(4)	5,822,086	6,015,982	6,686,992	6,828,589	6,166,775

(1) For information regarding restrictions affecting the ability of the Company to pay cash dividends, see Note 13 to the Company's Consolidated Financial Statements. (2) For information regarding other debt see Note 9 to the Company's Consolidated Financial Statements. (3) Retroactively adjusted for stock dividends and stock splits. (4) For information regarding the determination of basic and diluted earnings per share, see Note 17 to the Company's Consolidated Financial Statements.

TWO YEAR SUMMARY COMMON STOCK PRICES

The Company's common stock trades on The NASDAQ National Market System under the symbol "FOOT." At December 31, 2001, the Company had approximately 1,090 shareholders of record. The following table sets forth the high and low trade prices per share of the Company's common stock as reported on The NASDAQ National Market System, for the quarters indicated.

	Trade Prices (1)		Stock Dividends Declared	Cash Dividend Declared
Quarter Ended	**High**	**Low**		
03/31/01	**12.383**	**10.280**	—	**0.10**
06/30/01	**13.250**	**11.215**	7.00%	**0.10**
09/30/01	**13.700**	**11.720**	—	**0.10**
12/31/01	**14.750**	**12.500**	—	**0.10**
03/31/00	**12.383**	**8.411**	—	**0.08**
06/30/00	**9.813**	**8.294**	—	**0.08**
09/30/00	**9.930**	**8.411**	—	**0.10**
12/31/00	**11.215**	**8.879**	—	**0.10**


Earnings Per Share
(basic)
$ 1.24
$ 1.15
$ 0.99
$ 0.80
$ 0.73
'97
'98
'99
'00
'01
Net Income
$ 6.8 million
$ 6.7 million
$ 6.2 million
$ 5.0 million
$ 4.5 million
'97
'98
'99
'00
'01

eport to hareholders

As you read this report, it is easy to ascertain that Foothill Independent Bank continues to record increased [illegible] growth, year over year placing us in the top ten percent of our peer group. However, a company's financial success is only one thread in the fabric of its overall success. We firmly believe that it is our sound reputation, strong presence and active involvement in the communities that we serve which demonstrates the true spirit of our company. In 2001, countless community heroes were discovered…unselfish firefighters, dedicated police, and military personnel ready to make a difference. We are proud to proclaim that the employees of Foothill have demonstrated that spirit of community since our inception, it is who we are and the strongest thread in the fabric of our continuing success.

Strength…
2001 represented another successful year of increasing shareholder value, which has been our focus since the bank was founded nearly thirty years ago. Net income increased to $6.85 million and *earnings per share were up 7%* to $1.18 per diluted share from $1.10 per share. Return on average assets and return on average equity remain competitive within the industry at 1.32% and 13.81%, respectively.


United We Stand
FOOTHILL INDEPENDENT

In a year in which we all experienced unprecedented challenges, your Company concentrated on what it knows best, stellar delivery of high touch relationship banking. This reliable approach has allowed us to increase core deposits, underwrite quality credit and maintain a *net interest margin that significantly exceeds our peers* even during a declining interest rate environment. Our proven ability to develop core deposits, which are *low and non-interest bearing deposits*, was affirmed in 2001 as that deposit segment *grew by 16%* and now represents 80% of the Bank's total deposits.

A community bank is defined not by size or location, rather by the reputation it has earned for serving and being of service, by taking an active role for the betterment of the community, and by building relationships with customers that keep them coming back. We remain dedicated to our vision of *focusing on our customer as our primary reason for being* and hold strong to our belief that it is more relevant in today's tumultuous world than ever before.

The reputation that we have earned as a community bank, delivered with our *acclaimed platinum customer service*, has paid off as *net loans increased a solid 11%* to $404.2 million. This achievement was reached despite California's energy crisis last summer and the overall uncertainty within the economy. We serve markets that include both established and emerging businesses, which allows for balanced growth when economic times are either stable or unsteady. Additionally, due to our strong underwriting standards and proactive relationship with our commercial clients, asset quality remains strong.

Stability…
The tragic events of September 11th rallied Foothill Independent Bank in strong support of various relief funds by collecting cash donations, serving as a credible cash donation locale and distributing valuable disaster preparedness information. We thank the employees, customers and friends of Foothill for their generosity and continuing display of community spirit, which makes a difference on a global level.

The thread that contributed to our healthy financial performance intertwined with our spirit of community created results that earned the company top industry ratings. Five stars from Bauer Financial Reports Inc. defines Foothill as a *"superior institution"* earning a spot on their Recommended Bank & Thrift Report. When a bank meets exceptionally high standards for safety, soundness and financial strength, Veribanc, Inc. awards the *"Blue Ribbon Bank-Commendation of Excellence"*...once again, Foothill received Veribanc's highest rating.

Direction...

Banks can no longer rely upon traditional methods of generating income. Instead, it is imperative that we diversify revenue streams by developing innovative sources of income. One such initiative introduced in first quarter 2001 was our unique Pet Lovers Checking program. This ground breaking affinity-checking program has been well received by existing customers who converted from low or no service charge accounts to this fee-based program with services geared to the interests of pet lovers.


BANK
Member FDIC

By summer, we were ready to expand our pet lovers program into an on-line strategic niche that would generate deposits beyond our immediate service area. We launched www.petloversbank.com, an interactive website tailored to the specific financial and informational needs of pet-owning households. We continue to increase brand value and user content by consistently adding new service providers and valuable links, such as PETsMART.com, which provide the added value of generating fee income. Rather than simply an on-line bank site, Petloversbank.com is a portal service providing end-users with special offers, discounts and information unavailable in any other financial Internet site.

Another initiative developing into a good source of additional revenue is the Bancorp's newest subsidiary, Platinum Results Inc., which provides backroom services to other financial institutions as well as image and data storage solutions to a variety of businesses. New and innovative products and services are created everyday because of the ever-evolving advances in technology. To competitively position Platinum Results in this rapidly developing environment, we are vigorously pursuing strategic alliances with globally recognized leaders of the financial services industry. Developing these alliances further enhances Platinum Results' marketability and adds greater depth to the franchise as a whole.

We are actively exploring opportunities for acquisitions or branch expansion within and beyond the current market that we serve. The opening of our newest office in Temecula, one of the fastest growing cities in Southern California, extended our footprint in Riverside County. Suitable opportunities in this and neighboring markets could further enhance our presence, add core deposits, and provide access to more quality loans.

In 2001, we increased our efforts to bring the company to the attention of Wall Street. This resulted in expanding the number of firms making a market in the company's stock and increasing the number of institutional investors taking a position in the company. Morningstar, the leading provider of investment information, reported that mutual funds investing in small bank stocks outperformed those buying big-bank stocks last year. And in fact, Foothill outperformed the S&P500, NASDAQ Composite, and US Banks during the five-year period of 1997-2001. As the market continues to improve after the events of September 11th, we intend to ramp up our efforts of broadening the visibility of the company to the investment world.

Although 2001 was an unprecedented year, our accomplishments and your on-going support of the company guide us forward. We remain *"strong and efficient, equal to our task"* to serve and be of service to our local communities, which in fact translates into increased shareholder value. On behalf of the Board of Directors and Management, we thank you.

George E. Langley
President and CEO

Foothill Independent Bank employees have long embraced the spirit of community...

by participating with local non-profit, civic and service club organizations. Whether it's a local festival, fundraising event or community outreach program, Foothill employees dedicate thousands of hours each year to the benefit of our communities with "hands-on" participation. Their time and talents not only directly benefit organizations that promote better lives for those in need, economic advancement and community preservation, but also succeeds in forming valuable relationships of immeasurable importance to fulfilling the bank's commitment to being a true community bank.



BLESS AMERICA







McKINLEY CHILDREN'S CENTER

December 17, 2001

Marketing Dept
Foothill Independent Bank
510 S. Grand Ave
Glendora, CA 91741

Dear Friend,

There is a Santa

With your heartfelt kindness and generosity, the boys and girls of McKinley Children's Center will experience some true holiday magic this year, as their simple wishes and dreams will soon be realized. Come Christmas morning, colorfully wrapped packages under the tree will hold such treasures as new toys and games, clothing and sporting equipment. The joyful sounds of laughter and cheer will fill the air. Perhaps even more important, once the wrapping paper has been cast aside and the gifts admired over and over, the children will sense one of the true, most meaningful delights of the season the feeling of being loved. At least for the time being, the heartbreak, tears and fears of which they have become so accustomed during their young lives will be replaced with happiness.

We especially appreciate you remembering McKinley's children during this period of great uncertainty. Thank you for your gift of assorted toys. With family togetherness seemingly ever more important, it is especially gratifying to experience people across our nation reaching out to one another with open arms and caring hearts. You are truly an essential part of this newfound American spirit.

On behalf of the board of directors, administration and the entire staff of McKinley Children's Center, thank you for helping us make the 2001 holiday season a most memorable one for our troubled young people. Because of good friends like you, there is hope for a brighter and merrier future for McKinley's children. We extend our very best wishes to you and yours for a healthy and happy New Year.

Sincerely,

Rhonda J. Beltran
Director of Development

762 West Cypress Street • San Dimas, CA 91773-3504 • Phone: 909/599-1227 • FAX: 909/592-3841 • website: mckinleycc.org



American Red Cross
San Gabriel Valley Chapter

September 21, 2001

Foothill Independent Bank
223 West Foothill Boulevard
Claremont, California 91711

Dear Red Cross Supporter,

It is my privilege to thank you for your gift of $314.71 which we received on September 21, 2001. Your designation for those funds to be used for victims of the recent terrorist attacks on the United States of America will be honored.

Although Red Cross operates under mandate from a Congressional Charter to provide disaster relief, we are not a government agency. It is by the compassionate volunteer spirit and kind donations of the American people that we are able to maintain our humanitarian mission.

On behalf of those whose lives will be touched by your thoughtfulness, our sincere gratitude.

Sincerely,

Barbara Racklin
Chief Development Officer

NOTE: The IRS requires us to notify you that no goods or services were provided to you by the American Red Cross as a result of your contribution. Your charitable deduction may be disallowed if you are unable to provide this acknowledgement to the IRS upon request.

Together, we can save a life

Like many Americans and businesses across the United States, we felt the strong desire to aid in the relief efforts after September 11th. Within days, Bank employees were collecting contributions for the Disaster Relief Fund, which later resulted in thousands of dollars in collected donations, distributing American Flag displays, providing Emergency Preparedness information published by the American Red Cross and more. Each branch location took on its own patriotic spirit, worked diligently to overcome customer concerns and helped extend pride and support of our community and great nation.



CASA COLINA

April 13, 2001

Mr. George Langley
Foothill Independent Bank
510 South Grand Ave.
Glendora, CA 91741

Dear Mr. Langley:

Thank you for your continuous support to Casa Colina Centers for Rehabilitation. Enclosed please find your 8 VIP passes to the 11th Annual Wine Extravaganza on April 29, 2001, at Country Suites by Ayres, 1945 Holt Avenue, Ontario, CA.

We look forward to seeing you on April 29th and once again thank you for your Diamond Sponsorship at the 11th Annual Wine Extravaganza.

Sincerely,

Adriana Palirea
Foundation Secretary





Upland YMCA

May 22, 2001

George Langley
Foothill Independent Bank
510 S. Grand Ave. #310
Glendora, Ca 91741

Dear George,

Thank you for your help with the Upland YMCA's 5th Annual Golf Classic. Your sponsorship made our event a wonderful success. The tournament raised $25,000 for our organization, which is $8,000 over last year.

These funds will be of great assistance in furthering our mission of providing quality programs in our local community. Proceeds will provide program scholarships for Upland families and help further the Upland YMCA's capital campaign. When completed, this campaign will have built a full-facility gymnasium and an aquatics center, both of which the Upland community so vitally needs.

Once again, thank you so very much for your valued YMCA friendship. You are helping the YMCA build strong kids, strong families and strong communities.

Sincerely,

Al Canestro
Golf Tournament Chairman





RONALD McDONALD HOUSE

VOLUNTEER AUXILIARY

October, 2001

Dear Foothill Independent Bank,

On behalf of the children, families, Volunteer Auxiliary, Board of Trustees and the staff I would like to say thank you for all your hard work at Mac Tonight.

I am sure you will appreciate knowing that you helped the Los Angeles Ronald McDonald House raise approximately $250,000 to be used to support our daily operations. This money allows us to provide low-cost housing and many different programs for the hundreds of families that stay with us throughout the year.

I very much appreciated the wonderful suggestions I received throughout the night and hope to incorporate these ideas in next year's program. We always have room to make this important event bigger and better.

Enclosed you will find a small token of my thanks to each and everyone of you who took your time to drive many miles and chose to spend your week-end day (or night) to help make Mac Tonight the success it was. I also appreciate those of you who brought your friends. If, by chance, we missed getting their names on our roster please e-mail me with their name and address at elevine@ucla.edu. I will be happy to forward them a letter and certificate. Also, if any names are misspelled please let me know and I will send a corrected copy.

Thank you and I hope to see you all next year at our 11th Mac Tonight

Sincerely

Lynn Levine
President, Volunteer Auxiliary

P.S. Don't be a stranger. We have many opportunities for you to help our families while having lots of fun.

Platinum Service...

continues to be Foothill Independent Bank's commitment to servicing our customers as well as the niche-defining characteristic within our market. Foothill employees are committed to the philosophy, *"I am the Bank,"* and recognize that their every action fulfills a sincere dedication to our customers, community and one another.

Whether it be applying for a loan with a traveling manager or cashing a check with a teller, our customers' happiness is our greatest satisfaction. With options such as extended branch hours or the convenience of our "Independent Access" family of electronic banking products and services, our promise is to deliver an exceptional banking experience that is personal, professional and enjoyable.

The successful delivery of these core values have contributed to the Bank's organic growth over the past 28 years, and continues to be the principal strategy in developing increased market share into the future. We believe in fulfilling not only the product and service need of our community, but displaying a devoted spirit that is unequaled by any other financial institution.

Seeking a strategic niche for expansion...

into the online banking arena combined with a strategy to increase new deposit relationships beyond the Bank's geographic service area, Petloversbank.com was developed as a comprehensive banking program and portal that provides pet-owning households with services designed specifically for their financial and information needs. This unique, ground-breaking Internet service celebrates the significant and increasing role that pets play in the family dynamic while addressing the financial responsibilities associated with pet-ownership.



FOOTHILL INDEPENDENT BANK
VISION

Petloversbank.com's primary product is Pet Lovers Checking, a traditional checking program, which is an extension of the Bank's family product line, that includes affinity services that target pet owners nationwide. Petloversbank.com visitors may open a Pet Lovers Checking account online, conduct various on-line banking activities, utilize the portal service to pet product and service providers, benefit from special offers and discounts, communicate with pet industry professionals, interact with the Foothill Independent Bank website and much more.

More than 136 million dogs and cats reside in 75 million U.S. households, according to the American Pet Association (APA). With an anticipated 5% growth rate for the period of 2000-2010, we recognize the significance of this increasing market as well as the unique needs and affinities of the pet owning household.

Petloversbank.com continues to evolve, grow and increase its one-of-a-kind Internet presence while attracting international attention from pet owners, media, pet industry businesses and professionals.

Pet Lovers Bank.com

Technology Advances...

in customer communication delivery channels continued to evolve throughout 2001. Developing solutions to meet the ever-changing needs and demands of our customers is at the forefront of our priorities as we work to provide products and services specifically designed to suit the financial needs within our community.

Understanding the demands placed on our commercial customer base, as well as the high transaction volume businesses reconcile each month, led to the introduction of the Bank's CD-ROM statement. Available to commercial clients in both a monthly and year-at-a-glance format, customers enjoy the ease of electronically viewing their statement data via their personal computer. With user-controlled settings, such as search and sort capabilities, image viewing, printing and compatibility with a wide range of financial management software, the CD-ROM statement provides our customers with more options in their banking relationship, efficiency and time savings without the burden of numerous printed statement pages with a traditional monthly statement.



The increasing demand for electronic banking also continues to drive the Bank's enhancements of its "Independent Access" family of products and services. Customers have access to their account information 24-hours a day, seven days a week with the ability to connect to the Bank anywhere an Internet connection is available, via a touch tone telephone or with a VISA® check card. Each of these products were enhanced during 2001 to offer increased service options and ease of use and continue to evolve as our customers' needs change. Because we strongly believe in the power of delivering Platinum Service to our customers, each of the electronic banking services is offered as an enhancement, or option, to our customers' banking relationship rather than in lieu of personalized service.

Platinum Results

In any industry, the business that provides more, responds quicker, and for less cost is the victor. Platinum Results accomplishes just that. Whether it's providing backroom services to other financial institutions or data management solutions for a business, Platinum Results helps companies do more with less through effective collaborative efforts that improve the pace of business operations.

Platinum Results continually formulates new strategies, solutions and effective delivery channels on a customized and personalized basis for its clients with the use of leading edge technology. This dedication to service and efficiency with a customer-controlled outlook in mind sets Platinum Results apart from other data management firms and boasts the integrity and ingenuity of a team of dedicated technology professionals.

Management's Discussion

Analysis of Financial Condition & Results of Operations

GENERAL

The following discussion should be read in conjunction with our audited consolidated financial statements, and the footnotes thereto, contained elsewhere in this report and the statements regarding forward-looking information and the uncertainties that could affect our future performance described below in this Report.

Our principal operating subsidiary is Foothill Independent Bank, which is a California state chartered bank (the "Bank"), which accounts for substantially all of our revenues and income. Accordingly, the following discussion focuses primarily on the Bank's operations and financial condition.

RESULTS OF OPERATIONS

Overview. The principal determinant of a bank's income is net interest income, which is the difference between the interest that a bank earns on loans, investments and other interest earning assets, and its interest expense, which consists primarily of the interest it must pay to attract and retain deposits and the interest that it pays on its other interest bearing liabilities. A bank's interest income and interest expense are, in turn, affected by a number of factors, some of which are outside of its control, including the monetary policies of the Federal Reserve Board and national and local economic conditions, which affect interest rates and also the demand for loans and the ability of borrowers to meet their loan payment obligations.

During 2001 the Federal Reserve Board adopted and implemented a monetary policy that was designed to reduce market rates of interest in an effort to stimulate the U.S. economy which was heading into recession. As a result, the prime rate of interest charged by most banks declined from 9.50% to 4.75% during 2001. Those monetary policies, combined with the economic recession in the United States, caused the average rate of interest earned on our interest earning assets to decline to 7.8% in fiscal 2001 from 8.9% in fiscal 2000. While the average rate of interest paid on our deposits also declined, that decline was not sufficient to offset fully the decline in interest income. As a result, our net interest income in fiscal 2001 declined by $174,000 or 0.6% as compared to fiscal 2000.

Despite that decline, we still generated net earnings in 2001 of $6,850,000, an increase of $150,000, or 2%, over net earnings for 2000. The increase in net earnings was due primarily to a $810,000 increase in non-interest income and a $572,000 reduction in the amount of the provision made for loan losses, which more than offset the decline in net interest income and an increase in non-interest expense.

As indicated in the following table, net earnings for 2001 represented a return on average assets of 1.32% and a return on average equity of 13.81%, compared to 1.38% and 14.23%, respectively, for 2000, as increases in average equity and average assets outpaced the increase in net earnings for 2001.

	2001	2000	1999
Return on Assets	1.32%	1.38%	1.34%
Return on Equity	13.81%	14.23%	12.94%
Dividend Payout Ratio	32.26%	27.42%	31.13%
Equity to Asset Ratio	9.55%	9.69%	10.34%

Net Interest Income. Net interest income declined by $174,000, or 0.6%, in 2001 as compared to 2000, due to a decline in interest income of $2,247,000, which was substantially, but not fully offset, by a $2,073,000 decline in interest expense in 2001. The decline in interest income was primarily due to declining market rates of interest during 2001 which led to reductions in the interest rates we were able to charge on new loans and in the interest rates on variable rate loans that "repriced" downward as market rates of interest declined. Although the declines in market rates of interest also enabled us to reduce the interest rates that we paid on interest-bearing deposits, those interest rate reductions could not be implemented as quickly as the declines in interest rates on loans and other interest earning assets, primarily because reductions in interest rates paid on time deposits could not be implemented until those deposits matured.

Information concerning average interest earning assets and interest bearing liabilities, along with the average interest rates charged and paid thereon is set forth in the following table. Averages were computed based upon daily balances and dollars are in thousands.

	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Earning Assets:									
Investment Securities									
U.S. Treasury	$ 565	$ 28	5.0%	$ 1,405	$ 74	5.3%	$ 7,308	$ 421	5.8%
U.S. Government Agencies	45,453	2,505	5.5	43,419	2,712	6.2	45,485	2,701	5.9
Municipal Leases[1]	5,060	432	8.5	5,636	502	8.9	6,454	550	8.5
Other Securities	17,742	780	4.4	14,502	947	6.5	3,290	195	5.9
Total Investment Securities	68,820	3,745	5.4	64,962	4,235	6.5	62,537	3,867	6.2
Federal Funds Sold	21,043	808	3.8	10,440	652	6.2	18,071	901	5.0
Due from Banks - Time	12,119	564	4.7	4,175	273	6.5	16,306	849	5.2
Loans[2]	370,882	31,849	8.6	359,867	34,079	9.5	324,553	30,072	9.3
Lease Financing[1]	951	82	8.6	1,443	125	8.7	2,835	272	9.6
Total Interest-Earning Assets[1]	$473,815	$37,048	7.8%	$440,887	$39,364	8.9%	$424,302	$35,961	8.5%
Interest Bearing Liabilities:									
Domestic Deposits and Borrowed Funds:									
Savings Deposits[3]	$201,183	$ 3,743	1.9%	$179,465	$ 4,646	2.6%	$184,122	$ 4,325	2.3%
Time Deposits	108,989	5,282	4.8	111,405	6,360	5.7	88,848	3,982	4.5
Short-Term Borrowings	260	5	1.9	1,508	97	6.4	351	21	—
Long-Term Borrowings	0	—	0.0	4	—	0.0	49	5	10.2
Total Interest-Bearing Liabilities	$310,432	$ 9,030	2.9%	$292,382	$11,103	3.8%	$273,370	$ 8,333	3.0%

The following table sets forth the net interest earnings (in thousands of dollars) and the net yield on average earning assets:

	2001	2000 ($ in thousands)	1999
Total Interest Income[1][2]	$ 37,048	$ 39,364	$ 35,961
Total Interest Expense[3]	$ 9,030	$ 11,103	$ 8,333
Net Interest Earnings[1][2]	$ 28,018	$ 28,261	$ 27,628
Net Average Earning Assets[2]	$473,815	$440,887	$424,302
Net Yield on Average Earning Assets[1][2]	5.9%	6.4%	6.5%
Net Yield on Average Earning Assets (excluding Loan Fees)[1][2]	5.6%	6.2%	6.1%

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates that approximate 36.4 percent for 2001, 36.9 percent for 2000 and 36.9 percent for 1999.
[2] Loans, net of unearned discount, do not reflect average reserves for possible loan losses of $3,890,000 in 2001, $4,798,000 in 2000 and $5,865,000 in 1999. Loan fees of $1,364,000 in 2001, $1,064,000 in 2000 and $1,846,000 in 1999 are included in loan interest income. Average loan balances include loans placed on non-accrual status during the periods presented, but interest on such loans is excluded. There were 6 non-accruing loans at December 31, 2001, 6 at December 31, 2000 and 14 at December 31, 1999.
[3] Includes NOW, Super NOW, and Money Market Deposit Accounts.

Rate Sensitivity, Net Interest Margins and Market Risk.

Rate Sensitivity. Like other banks and bank holding companies, our margins (that is, the difference between yields we are able to realize on loans and other interest earning assets and the interest we pay on deposits) are affected by a number of factors, including the relative percentages or the "mix" of:

- our assets, between loans, on the one hand, on which we are able to obtain higher rates of interest, and investment securities, federal funds sold and funds held in interest-bearing deposits with other financial institutions, on the other hand, on which yields generally are lower;
- variable and fixed rate loans in the loan portfolio; and
- demand and savings deposits, on the one hand, and time deposits (on which we pay higher rates of interest) on the other hand.

As a general rule, a bank with a relatively high percentage of fixed-rate loans will experience a decline in net interest margins during a period of increasing market rates of interest, because it will be unable to "reprice" its fixed rate loans to fully offset the increase in the rates of interest it must offer to retain maturing time deposits and attract new deposits. Similarly, a bank with a high percentage of time deposits generally will experience greater increases in interest expense and, therefore, a decrease in net interest margins, during periods of increasing market rates of interest than a bank with a greater percentage of demand and savings deposits which are less sensitive to changes in market rates of interest. By contrast, during a period of declining market rates of interest, a bank with a higher percentage of variable loans, as a general rule, will experience a decline in net interest margins because such loans often contain automatic repricing provisions that are "triggered" by declines in market rates of interest; whereas offsetting reductions in the rates of interest paid on time certificates of deposit cannot be implemented until they mature, at which time a bank can seek their renewal at lower rates of interest or allow such deposits to terminate or "run-off" in order to reduce interest expense. However, the impact of changes in interest rates on net interest income is not "linear" in that the extent of the impact of such changes can be lessened or increased by changes in the volume of loans or interest bearing deposits.

The following table sets forth changes in interest earned, including loan fees, and interest paid in each of the years ended December 31, 2001 and 2000 and the extent to which those changes were attributable to changes in the volume and mix of interest earning assets and in the volume and mix of interest bearing liabilities. Changes in interest earned and interest paid due to both rate and volume have been allocated to the change due to volume and the change due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each. All amounts are stated in thousands.

	Investment Securities-		Federal		Direct Lease	Time	
Interest Earned On	Taxable	Non-Taxable[1]	Funds Sold	Loans[2]	Financing	Deposits	Total
2001 compared to 2000:							
Increase (decrease) due to:							
Volume Changes	$(65)	$(79)	$ 477	$ 1,019	$ (42)	$ 390	$ 1,700
Rate Changes	(335)	9	(321)	(3,249)	(1)	(99)	(4,016)
Net Increase (Decrease)	$(420)	$(70)	$ 156	$(2,230)	$ (43)	$ 291	$(2,316)
2000 compared to 1999							
Increase (decrease) due to:							
Volume Changes	$193	$(91)	$(441)	$3,332	$(123)	$(752)	$ 2,118
Rate Changes	223	43	192	675	(24)	176	1,285
Net Increase (Decrease)	$416	$(48)	$(249)	$ 4,007	$(147)	$(576)	$ 3,403

Interest Paid On:	Saving Deposits	Other Time Deposits	Long Term Borrowings[3]	Short Term Borrowings[4]	Total
2001 compared to 2000					
Increase (decrease) due to:					
Volume Changes	$ 514	$ (135)	$ –	$(50)	$ 329
Rate Changes	(1,417)	(943)	–	(42)	(2,402)
Net Increase (Decrease)	$ (903)	$(1,078)	$ –	$(92)	$(2,073)
2000 compared to 1999					
Increase (decrease) due to:					
Volume Changes	$(111)	$ 1,144	$(5)	$74	$1,102
Rate Changes	432	1,234	–	2	1,668
Net Increase (Decrease)	$ 321	$ 2,378	$(5)	$76	$2,770

[1] Interest income includes the effects of tax equivalent adjustments on tax exempt securities and leases using tax rates which approximate 36.4% for 2001 and 36.9% in 2000.
[2] Includes an increase in loan fees of $300,000 for 2001 and a decrease of $782,000 for 2000.
[3] Long term borrowings in 2000 consist of an obligation secured by a deed of trust that bears interest at 10%.
[4] Short term borrowings in 2001 consist of an obligation secured by a lien on certain real estate loans that bears interest at 1.92%.

Net Interest Margin in 2001 and 2000. We attempt to reduce our exposure to interest rate fluctuations, which can adversely affect net interest margin, by seeking (i) to attract and maintain a significant volume of demand and savings deposits that are not as sensitive to interest rate fluctuations as are time certificates of deposit ("TCDs") and other time deposits, and (ii) to match opportunities to "reprice" earning assets, particularly loans, in response to changes in market rates of interest which require or cause repricing of deposits. In 2000, we initiated new loan programs to increase loan volume and, at the same time, we increased the volume of TCDs and other time deposits, by offering higher rates of interest on such deposits, primarily to fund the increase in loan volume. We were somewhat able to mitigate the effect on our net interest margin of the increase in TCDs and other time deposits by also continuing to actively seek and obtain additional demand and savings (including money market) deposits. During 2001 we decided to allow higher priced time deposits to "run off" as they matured, rather than to seek their renewal. By December 31, 2001, the volume of TCDs and other time deposits had declined to $36,749,000 and $59,222,000, respectively, from $58,801,000 and $67,330,000, respectively, at December 31, 2000. As a result, as a percentage of average total deposits, the average volume of demand, savings and money market deposits increased to 77% and the average volume time deposits, including TCDs, declined to 23%, in 2001, compared to 74% and 26%, respectively for 2000. Those percentages were 79% and 21%, respectively, for 1999.

Our net interest margin (i.e., tax-adjusted net interest income stated as a percentage of average interest-earning assets) was 5.91% for the year ended December 31, 2001, compared to 6.41% for the year ended December 31, 2000. That decline reflects the effect of declining rates of interest resulting from the Federal Reserve Board's monetary policies and the economic downturn in 2001. However, we believe our net interest margin continues to exceed the average net interest margin for California based, publicly traded banks and bank holding companies with assets ranging from $250-to-$750 million (the "Peer Group Banks"), because we have been able to maintain the ratio of demand and savings deposits to total deposits at a higher level than that of our Peer Group Banks and we were able to increase the volume of our loans which generate higher yields than do our other interest earning assets.

We have again instituted new sales and marketing programs for 2002 that are designed to increase our loan volume and also the volume of our demand and savings deposits. However, we may find it necessary or prudent to increase time deposits to fund any resulting increases in loan volume. We currently believe that our net interest margin in 2002 will remain at approximately the same level as in 2001, because we currently expect that any resulting increases in interest income we are able to generate in 2002 from increased loan volume will be largely offset by a combination of (i) the increase in interest expense that will result from the increase in the volume of our deposits, and (ii) rates of interest that we are able to charge on loans, which are largely determined by the Federal Reserve Board's monetary policies and affected by the economic conditions in the United States. However, there are a number of uncertainties and risks that could adversely affect our net interest margin in 2002, including (i) increased competition in our market areas, both from banks and other types of financial institutions as well as from securities brokerage firms and mutual funds that offer competing investment products, and (ii) the possibility that the economic slowdown will continue longer than is currently anticipated, which could result in reduced loan activity and in a greater decline in market rates of interest.

The ability to maintain our net interest margin is not entirely within our control because the interest rates we are able to charge on loans and the interest rates we must offer to maintain and attract deposits are affected by the monetary policies established and implemented by the Federal Reserve Board and by competitive conditions in our market areas. In addition, the effect on a bank's net interest margins of changes in market rates of interest will depend on the types and maturities of its earning assets and deposits. For example, a change in interest rates paid on deposits in response to changes in market rates of interest can be implemented more quickly in the case of savings deposits and money market accounts than with respect to time deposits as to which a change in interest rates generally cannot be implemented until such deposits mature. In addition, a change in rates of interest paid on deposits can and often does lead consumers to move their deposits from one type of deposit to another or to shift funds from deposits to non-bank investments or from such investments to bank deposit accounts or instruments, which also will affect a bank's net interest margin.

Provision for Loan and Lease Losses. Like virtually all banks and other financial institutions, we follow the practice of maintaining a reserve (the "Loan Loss Reserve") for possible losses on loans and leases that occur from time to time as an incidental part of the banking business. Charge-offs of loans (essentially reductions in the carrying values of non-performing loans due to possible losses on their ultimate recovery) are charged against the Loan Loss Reserve. The amount of that Reserve is increased periodically in response to (i) increases in the volume of outstanding loans, and (ii) the risk of potential losses due to a deterioration in the financial condition of borrowers or in the value of property securing non-performing loans or changes in economic conditions. Those increases are made through a charge against income referred to as the "provision for loan and lease losses." Although we employ economic models that are based on bank regulatory guidelines and industry standards to evaluate and determine the sufficiency of the Loan Loss Reserve and, thereby, also the amount of the provision required to be made for potential loan losses, those determinations involve judgments or forecasts about future economic conditions and other events that are subject to a number of uncertainties, some of which are outside of our ability to control. See the discussion below under the caption *"Forward Looking Information and Uncertainties Regarding Future Performance."* In the event those judgments or forecasts are proven, by subsequent events or circumstances, to have been incorrect, it could become necessary in the future to incur additional charges to income in order to increase the Loan Loss Reserve that would adversely affect our operating results.

During 2001 we made provisions for potential loan losses of $498,000, as compared to $1,070,000 during 2000 and, at December 31, 2001 the Loan Loss Reserve was approximately $4,206,000 or 1.03% of total loans and leases outstanding, compared to approximately $3,692,000 or 1.00% of total loans and leases outstanding at December 31, 2000. The higher provision in 2000 was made to maintain the Loan Loss Reserve at approximately 1% of outstanding loans, following loan charge offs in that year totaling approximately $3,750,000 due to the bankruptcy of a large corporate borrower that had encountered financial difficulties in the prior year. The possibility of potential charge offs of those loans had been identified and reserved against in years prior to 2000. Those charge-offs resulted in an improvement in the overall quality of our loan portfolio and enabled us to reduce the provision made for potential loan losses in 2001.

The following table sets forth an analysis of the Bank's loan and lease loss experience, by category, for the past three years (with dollar amounts stated in thousands). The amount of the loan charge-offs, and the ratios of net loan charge offs to the loan loss reserve and to the provision for loan losses, in 2000 were substantially greater than in 2001 or in 1999. That was attributable to the charge-off, described above, in 2000, following the bankruptcy of a corporate borrower.

	2001	2000	1999
Average amount of loans and leases outstanding[1]	$ 371,831	$ 361,309	$ 327,388
Loan and lease loss reserve at beginning of year	3,692	6,102	5,165
Charge-Offs – Domestic Loans[2]:			
Commercial, financial and agricultural	(46)	(3,762)	(112)
Real Estate-construction	—	—	—
Real Estate-mortgage	—	—	(45)
Consumer	(40)	(30)	(39)
Other	—	—	—
Total Charge-Offs	(86)	(3,792)	(196)
Recoveries – Domestic Loans[2]:			
Commercial, financial and agricultural	46	134	44
Real Estate-construction	20	—	—
Real Estate-mortgage	16	170	188
Consumer	20	8	5
Total Recoveries	102	312	237
Net Recoveries (Net Charge-Offs)	16	(3,480)	41
Additions charged to operations	498	1,070	485
Loan and lease loss reserve – balance at end of year	$ 4,206	$ 3,692	$ 6,102

Ratios:	2001	2000	1999
Net charge-offs during the year to average loans and leases outstanding during the year	–0.004%	0.96%	–0.01%
Loan loss reserve to total gross loans	1.03%	1.00%	1.76%
Net loan charge-offs to loan loss reserve	–0.38%	94.26%	–0.67%
Net loan charge-offs to provision for loan losses	–3.21%	325.23%	–8.45%
Loan loss reserve to non-performing loans	154.80%	159.21%	100.56%

(1) Net of unearned discount.
(2) We do not have any loans outstanding to borrowers in foreign countries and therefore there are no foreign loan charge-offs or recoveries to report for any of the periods presented in the table above.

The amount of non-performing loans (which consist primarily of loans for which there have been no payments of principal or interest for more than 90 days) at December 31, 2001 was $2,717,000, or 0.7% of total loans then outstanding, compared to $2,319,000, or 0.6%, of total loans outstanding at December 31, 2000 and $6,068,000 or 1.8% of total loans outstanding at December 31, 1999. The ratio of the Loan Loss Reserve to non-performing loans was 107.05% at December 31, 2001, as compared to 115.6% and 97.32% at December 31, 2000 and 1999, respectively.

Recoveries of previously "charged off" loans exceeded loan charge-offs by $16,000 in 2001. In 2000, loan charge-offs totaled $3,480,000, which represented ninety-six hundredths of one percent (0.96%) of average loans and leases outstanding during the year. However, but for the charge-off of the loans to the corporate borrower mentioned above, recoveries of previously charged-off loans would have exceeded loan charge-offs by $270,000 in 2000. In 1999 recoveries of previously charged off loans exceeded loan charge-offs by $41,000.

Other Income. In 2001, other income increased by $810,000 or 17.6% as compared to 2000. The increase was primarily attributable to increases in transaction fees and service charges on deposit accounts and other banking transactions. Also contributing to the increase in other income was a one-time $72,000 gain in 2001 realized on the sale of a parcel of real property that the Bank had been using as a parking lot, but which it no longer needed. In 2000, other income increased by $83,000 or 1.8% as compared to 1999, primarily attributable to increases in transaction fees and service charges on deposit accounts and other banking transactions.

Other Expense. Other expense (also often referred to as "non-interest expense"), consists primarily of (i) salaries and other employee expenses, (ii) occupancy and furniture and equipment expenses, and (iii) other operating and miscellaneous expenses that include insurance premiums, marketing expenses, data processing costs, professional expenses, and charges that are periodically made to establish reserves for possible losses on the disposition or declines in market values of real properties acquired on or in lieu of foreclosure of defaulted loans (commonly referred to as "other real estate owned" or "OREO").

It has been our policy to provide a higher level of personal service to our customers than the level of services that are provided by many of our competitors, as a means of attempting to attract and retain lower cost demand and savings deposits and, thereby, to achieve a higher net interest margin than many of our competitors. For this reason our non-interest expense, as a percentage of our income, has generally been higher than that of our Peer Group of Banks.

Non-interest expense increased by approximately $1,052,000, or 5.1%, in 2001 as compared to 2000 primarily due to increases in salaries and other employee related expenses and, to a lesser extent, higher occupancy and other expenses, that resulted from the opening of our 12th branch office in late December of 2000. Also contributing to that increase was a $125,000 charge, taken during the 4th quarter of 2001, to establish a reserve for a possible loss on an anticipated sale (completed in March, 2002) of a parcel of real property acquired on foreclosure of a loan. As a result of the increase in non-interest expense, our efficiency ratio (that is, basically, the ratio of non-interest expense to the sum of our net interest income and other income, as adjusted to eliminate non-recurring expenses and income) increased to 66.4% from 62.7% in 2000. In 2000 we reduced our operating expenses by $548,000 compared to 1999, and our efficiency ratio declined to 62.7% from 67.24% in 1999.

Income Taxes. Income taxes increased by approximately $6,000 or 0.2% in 2001 and $258,000 or 7.0% in 2000, in each case as compared to the prior year, primarily as a result of the increases in pre-tax income in those two years over each of the prior years.

The provision that we make for income taxes is based on, among other things, the ability to use certain income tax benefits available under state and federal income tax laws to reduce our income tax liability. As of December 31, 2001, the total of the unused income tax benefits (referred to in our consolidated financial statements as a "deferred tax asset"), available to reduce our income taxes in future periods was $1,975,000. Such tax benefits expire over time unless used and use of those benefits is dependent on generating taxable income in the future in amounts sufficient to utilize those tax benefits prior to their expiration. We have made a judgment that it is more likely than not that we will generate taxable income in future years sufficient to fully utilize those benefits. In the event that our income were to decline in future periods making it less likely that those benefits could be fully utilized, we would be required to establish a valuation reserve to cover the potential loss of those tax benefits, by increasing the provision we make for income taxes, which would have the effect of reducing our net income.

FINANCIAL CONDITION

Total Assets. Our average total assets increased during 2001 by approximately $33,990,000, or 7.0%, compared to average total assets for 2000. The increase in average total assets was primarily due to an increase of $10,524,000, or 2.9%, in the average loans and leases outstanding, together with increases in the average volume of other earning assets, including a $3,607,000, or 20.7%, increase in the average volume of federal funds sold and overnight repurchase agreements, a $7,944,000, or 190.3%, increase in the average volume of time deposits held at other banks, and a $10,854,000, or 18.7%, increase in the average volume of investment securities.

We currently anticipate that there will be modest growth in the Bank's total assets in the year ending December 31, 2002, which is expected to result from increased lending and deposit activity generated by new marketing programs being implemented by the Bank.

Loans. Set forth below is information regarding the average volume of our loans, by type or category of loan, for each of the years in the five year period ended December 31, 2001:

Types of Loans	December 31, 2001	2000	1999	1998	1997
			(In Thousands)		
Commercial, financial and agricultural	$ 35,305	$ 33,011	$ 47,620	$ 47,719	$ 22,224
Real Estate construction	11,977	14,135	15,702	18,719	9,478
Real Estate mortgage[1]	317,399	305,093	252,925	231,056	242,521
Consumer	5,641	6,177	6,422	6,898	6,190
Lease Financing[2]	951	1,443	2,835	4,086	4,395
All other (including overdrafts)	676	1,667	2,280	2,604	2,004
Subtotal:	$ 371,949	$ 361,526	$ 327,784	$ 311,082	$ 286,812
Less:					
Unearned Discount	(116)	(217)	(396)	(616)	(746)
Reserve for loan and lease losses	(3,890)	(4,798)	(5,865)	(5,252)	(4,246)
Total	$ 367,943	$ 356,511	$ 321,523	$ 305,214	$ 291,393

The maturities of our loans, as of December 31, 2001, presented by type or category of loan, is set forth below (in thousands):

	MATURING			
	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$23,678	$11,381	$ 11,877	$ 46,936
Real Estate construction	8,511	319	7,261	16,091
Real Estate mortgage	28,909	55,891	253,969	338,769
Consumer	1,210	2,761	747	4,718
Lease Financing	23	1,305	—	1,320
All other	642	5	9	656
Total	$62,973	$71,662	$273,863	$408,498
Total fixed rate loans	21,742	57,708	223,746	303,196
Total variable rate loans	41,231	13,954	50,117	105,302
Total	$62,973	$71,662	$273,863	$408,498

Deposits. During 2001 we conducted programs by which we were able to increase deposits to provide an additional source of funds that were used to increase loan volume as well as the volume of other earning assets. Overall, in 2001 the average volume of deposits increased by $32,998,000, or 7.6%, as compared to the average volume of deposits during 2000. Contributing to that increase was a $35,413,000, or 10.7%, increase in the volume of our core deposits, made up of demand deposits, which do not bear interest, and savings and money market deposits, on which we pay lower rates of interests than on time deposits. At the same time, during 2001, the average volume of time deposits (including those in denominations of $100,000 or more) decreased by $2,416,000, or 2.2%. As a result, our core demand, savings and money market deposits represented 76.6% of average total deposits in 2001 as compared to 74.3% in 2000, with time deposits (including those in denominations of $100,000 or more) representing 23.4% of average total deposits in 2001 as compared to 25.7% in 2000. The decreases in the volume of time deposits, together with decreases in interest rates that we paid primarily in response to decreases in market rates of interest, resulted in an decrease in interest expense in 2001 as compared to 2000. See the discussion above under the captions "Results of Operations – Net Interest Income" and "Results of Operations — Rate Sensitivity, Net Interest Margins and Market Risk."

The average amounts (in thousands) of and the average rates paid on deposits in each of 2001, 2000 and 1999 are summarized below:

	2001		2000		1999	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest bearing demand deposits	$155,828	—	$142,132	—	$141,554	—
Savings Deposits[(1)]	201,183	1.86%	179,465	2.59%	184,122	2.35%
Time Deposits[(2)]	108,989	4.85%	111,405	5.71%	88,848	4.48%
Total Deposits	$466,000	1.94%	$433,002	2.54%	$414,524	2.00%

[(1)] Includes NOW, Super NOW, and Money Market Deposit Accounts.
[(2)] Includes time certificates of deposit in denominations greater than and less than $100,000.

Set forth below is a maturity schedule of domestic time certificates of deposits of $100,000 or more (with amounts stated in thousands) as of December 31, 2001:

Three Months or Less	$18,470
Over Three through Six Months	8,105
Over Six through Twelve Months	9,140
Over Twelve Months	1,034
	$36,749

Liquidity Management. Liquidity management policies attempt to achieve a matching of sources and uses of funds in order to enable us to fund our customers' requirements for loans and for deposit withdrawals. In conformity with those policies, we maintain a number of short-term sources of funds to meet periodic increases in loan demand and deposit withdrawals and maturities. At December 31, 2001, the principal sources of liquidity consisted of $21,772,000 in cash and demand balances due from other banks and $8,475,000 of Federal funds sold, which together totaled $30,247,000. Other sources of liquidity include $59,959,000 in securities available for sale, of which approximately $2,007,000 mature within one year; $3,775,000 in securities held to maturity which mature within one year; and $13,258,000 in interest-bearing deposits at other financial institutions, which mature in 6 months or less. In addition, substantially all of the Bank's installment loans and leases, the amount of which aggregated $5,587,000 at December 31, 2001, require regular installment payments from customers, providing us with a steady flow of cash funds.

We also maintain a line of credit from the Federal Home Loan Bank, the amount of which was $21,000,000 as of December 31, 2001, but which we increased to $30,000,0000 during the first quarter of the current year. Borrowings under that credit line are secured by a pledge of some of our outstanding loans. We also have established loan facilities that would enable us to borrow up to $13,000,000 of Federal funds from other banks and we have an account with the Federal Reserve Bank of San Francisco that will also allow us to borrow at their discount window should the need arise. Finally, if necessary, we could obtain additional cash by means of sales of time certificates of deposits into the "CD" market. However, as a general rule, it has been and continues to be our policy to make use of borrowings under the credit line or loan facilities to fund short term cash requirements, before selling securities or reducing deposit balances at other banks and before selling time certificates of deposits.

In late December of 2001 we borrowed $19,000,000 under the Federal Home Loan Bank credit line to fund increases in loans and seasonal withdrawals of demand and savings deposits which typically occur during the holiday season. We repaid those borrowings in their entirety at the end of January 2002. We expect that we will make use of that credit line and other loan facilities in future periods primarily to fund to short term cash requirements

during periods of either significant loan growth or increased deposit withdrawals.

We believe that we have adequate cash and cash equivalent resources to meet any increases in demand for loans and leases and any increase in deposit withdrawals that might occur in the foreseeable future.

Capital Resources. In 1998 the Board of Directors authorized an open market stock repurchase program to be funded out of earnings. Between the commencement of that program in late 1998 and its completion in May of 2001, we purchased a total of 976,588 shares of our common stock, in open market and private transactions, for an aggregate price of approximately $11,970,000. In addition, in September of 1999 our Board adopted a cash dividend policy which provides for the Company to pay quarterly cash dividends, currently $.10 per share. We declared our tenth consecutive quarterly cash dividend, pursuant to that policy, in January of 2002, which will be paid on February 28, 2002 to shareholders of record as of February 13, 2002.

It has been and continues to be the objective of our Board of Directors to retain earnings that are needed to meet capital requirements under applicable government regulations and to support our growth. As a result, the Board may change the amount or frequency of cash dividends to the extent that it deems necessary or appropriate to achieve these objectives. For example the retention of earnings in previous years enabled us to fund the opening of four new banking offices and extend the Bank's market areas, all of which have contributed to our increased profitability and the maintenance of our capital adequacy ratios well above regulatory requirements.

We continue to evaluate and explore opportunities to expand into areas such as eastern Los Angeles County, western San Bernardino County, north Orange County and northern Riverside County, all of which are contiguous to our existing markets. We believe that mergers and consolidations of independent banks that have occurred have created opportunities for us to increase our market share in those areas. We have taken advantage of those opportunities within our existing market areas and have established a substantial number of new customer relationships and increased the volume of our demand, savings and money market deposit balances obtained largely from customers of the merged banks who were disaffected by the quality of services they were receiving. We also opened a branch banking office in the city of Temecula, California, in late December of 2000, which is our 12th banking office, and we believe that there are still additional expansion and growth opportunities that we will seek to take advantage of in 2002.

Federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital (essentially, the sum of a bank's capital stock and retained earnings, less any intangibles) to risk-adjusted assets of 4%. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, federal bank regulatory agencies have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

The risk-based capital ratio is determined by weighting our assets in accordance with certain risk factors and, the higher the risk profile the assets, the greater is the amount of capital that is required to maintain an adequate risk-based capital ratio, which generally is at least 8%. The Tier 1 capital and Tier 1 risk-based capital ratios of the Bank compare favorably with those of the Peer Group Banks and exceed minimum regulatory requirements.

Additionally, the level of supervision to which a bank will be subject by federal bank regulatory authorities will depend largely on extent to which a bank meets or exceeds federally mandated leverage capital ratios. A bank that maintains a leverage capital ratio of 5% or more will generally be categorized by federal bank regulatory agencies as "well capitalized" and, therefore, as a general matter will be subject to less extensive regulatory supervision than banks with lower leverage capital ratios

The following table compares, as of December 31, 2001, the actual capital ratios of the Bank to the capital ratios that the Bank is required to meet under applicable banking regulations:

	Actual	For Capital Adequacy Purposes	To Be Categorized as Well Capitalized
Total Capital to Risk Based Assets	12.3%	8.0%	10.0%
Tier 1 Capital to Risk Weighted Assets	11.3%	4.0%	6.0%
Tier 1 Capital to Average Assets	9.3%	4.0%	5.0%

Under accounting principles that address the financial reporting requirements for investments in certain equity and debt securities held by financial institutions, any unrealized gain on such securities is required to be credited to, and any unrealized losses are required to be charged against, stockholders' equity. At December 31, 2001, we recorded valuation reserve for unrealized gains on such securities aggregating approximately $77,000.

Forward Looking Information and Uncertainties Regarding Future Performance

Statements contained in this Annual Report that are not historical facts or that discuss our expectations or beliefs about our future financial performance (including statements concerning business or financial trends) are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Our actual financial results in future periods may differ, possibly materially, from those forecast, or identified as expected or anticipated, in this Annual Report due to a number of risks and uncertainties. In addition to the risks and uncertainties discussed above in this Section of the Report entitled "*Management's Discussion and Analysis of Financial* Condition and Results of Operation," such risks and uncertainties include, although they are not limited to, the following:

Increased Competition. Increased competition from other financial institutions, mutual funds and securities brokerage and investment banking firms that offer competitive loan and investment products could require the Bank to reduce interest rates and loan fees to attract new loans or to increase interest rates that it offers on time deposits, either or both of which could, in turn, reduce interest income and net interest margins.

Possible Adverse Changes in Local Economic Conditions. Adverse changes in local economic conditions could (i) reduce loan demand which could, in turn, reduce interest income and net interest margins; (ii) weaken the financial capability of borrowers to meet their loan obligations which, in turn, could result in increases in loan losses and require increases in reserves for possible loan losses, thereby adversely affecting earnings; and (iii) lead to reductions in real property values that, due to our reliance on real property to secure many of our loans, could make it more difficult for us to prevent losses from being incurred on non-performing loans through the sale of such real properties.

Possible Adverse Changes in National Economic Conditions and Federal Reserve Monetary Policies. Changes in national economic conditions, such as increases in inflation or declines in economic output often prompt changes in Federal Reserve Board monetary policies that could increase the cost of funds to us or reduce yields on interest earning assets and, thereby, reduce net interest margins. As discussed above, in 2001 the Federal Reserve Board lowered market rates of interest to stimulate the national economy. Those reductions caused a decline in our net interest margins and could continue to do so in the future.

Changes in Regulatory Policies. Changes of federal and state bank regulatory policies, such as increases in capital requirements or in loan loss reserves, or changes in asset/liability ratios, could adversely affect earnings by

reducing yields on earning assets or increasing operating costs.

Effects of Growth. It is our intention to take advantage of opportunities to increase our business, either through acquisitions of other banks, the establishment of new banking offices or the offering of new products or services to our customers. If we do acquire any other banks or open any additional banking offices or begin offering new products or services, we are likely to incur additional operating costs that may adversely affect our operating results, at least on an interim basis.

Due to these and other possible uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss to future earnings, to fair values of assets or to future cash flows that may result from changes in the price or value of financial instruments. The value of a financial instrument may change as a result of changes in interest rate and other market conditions. Market risk is attributed to all market risk sensitive financial instruments, including loans and investment securities, deposits and borrowings. We do not engage in trading activities or participate in foreign currency transactions for our own account. Accordingly, our exposure to market risk is primarily a function of our asset and liability management activities and of changes in market rates of interest that can cause or require increases in the rates we pay on deposits that may take effect more rapidly or may be greater than the increases in the interest rates we are able to charge on loans and the yields that we can realize on our investments. The extent of that market risk depends on a number of variables, including the sensitivity to changes in market interest rates and the maturities of our interest earning assets and our deposits.

The table below sets forth information concerning the interest rate sensitivity of our consolidated assets and liabilities as of December 31, 2001. Assets and liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

Generally, where rate-sensitive assets (principally loans, investment securities and other interest earning assets) exceed rate-sensitive liabilities (principally interest bearing deposits), the net interest margin will be positively impacted during periods of increasing interest rates and negatively impacted during periods of decreasing interest rates. When rate-sensitive liabilities exceed rate-sensitive assets, the net interest margin generally will be negatively affected during periods of increasing interest rates and positively affected during periods of decreasing interest rates.

	Three Months or Less	Over Three Through Twelve Months	Over One Year Through Five Years	Over Five Years	Non-Interest Bearing	Total
			(Dollars in Thousands)			
Assets						
Interest-bearing deposits in banks	$ 9,994	$ 3,264	$ —	$ —	$ —	$ 13,258
Investment securities	7,863	1,329	54,315	16,236	1,179	80,922
Federal Funds Sold	8,475	—	—	—	—	8,475
Net loans	84,967	18,892	86,053	214,288	—	404,200
Noninterest-earning assets	—	—	—	—	43,286	43,286
Total assets	$ 111,299	$ 23,485	$ 140,368	$ 30,524	$ 44,465	$550,141
Liabilities and Stockholders' Equity:						
Noninterest-bearing deposits	$ —	$ —	$ —	$ —	$ 161,837	$161,837
Interest-bearing deposits	264,719	45,273	3,546	15	—	313,553
Short-term borrowings	19,000	—	—	—	—	19,000
Long-term borrowings	—	—	—	—	—	—
Other liabilities	—	—	—	—	3,899	3,899
Stockholders' equity	—	—	—	—	51,852	51,852
Total liabilities and stockholders equity	$ 283,719	$ 45,273	$ 3,546	$ 15	$ 217,588	$550,141
Interest rate sensitivity gap	$(172,420)	$ (21,788)	$ 136,822	$230,509	$(173,123)	$ —
Cumulative interest rate sensitivity gap	$(172,420)	$(194,208)	$ (57,386)	$173,123	$ —	$ —

We use a dynamic simulation model to forecast the anticipated impact of changes in market interest rates on our net interest income. That model is used to assist management in evaluating, and in determining and adjusting strategies designed to reduce, our exposure to these market risks, which may include, for example, changing the mix of earning assets or interest-bearing deposits.

SIMULATED RATE CHANGES	ESTIMATED NET INTEREST INCOME SENSITIVITY	(Dollars in Thousands) MARKET VALUE ASSETS	LIABILITIES
+100 basis points	– 5.90%	$530,875	$476,539
+300 basis points	–13.80%	$513,429	$475,516
–100 basis points	4.99%	$550,681	$477,586
–300 basis points	2.55%	$573,414	$475,420

AUDITED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2001 AND 2000	2001	2000
		(dollars in thousands)	
ASSETS	Cash and due from banks	$ 21,772	$ 26,186
	Federal funds sold	8,475	12,000
	TOTAL CASH AND CASH EQUIVALENTS	30,247	38,186
	Interest-bearing deposits in other financial institutions	13,258	8,005
	Investment securities held-to-maturity	13,055	20,742
	Investment securities available-for-sale	66,688	50,074
	TOTAL INVESTMENTS	79,743	70,816
	Federal Home Loan Bank stock, at cost	950	415
	Loans, net of unearned income	407,078	367,310
	Direct lease financing	1,328	1,164
	Allowance for Loan Losses	(4,206)	(3,692)
	TOTAL LOANS	404,200	364,782
	Premises and equipment	6,322	7,013
	Other real estate owned	2,182	2,164
	Cash surrender value of life insurance	6,167	5,639
	Deferred tax assets	1,975	1,801
	Federal Reserve Bank stock, at cost	229	229
	Accrued interest and other assets	4,868	6,775
	TOTAL ASSETS	$550,141	$505,825
LIABILITIES AND STOCKHOLDERS' EQUITY	Liabilities		
	Demand deposits	$161,837	$146,868
	Savings and NOW deposits	117,100	106,618
	Money market deposits	100,482	74,424
	Time deposits $100,000 or over	36,749	58,801
	Time deposits under $100,000	59,222	67,330
	TOTAL DEPOSITS	475,390	454,041
	Accrued employee benefits	2,516	2,197
	Accrued interest and other liabilities	20,383	1,324
	TOTAL LIABILITIES	498,289	457,562
	Commitments and Contingencies – Note #18		
	Stockholders' Equity		
	Common Stock - authorized 25,000,000 shares $.001 par value; issued and outstanding 5,514,363 shares in 2001 and 5,243,863 shares in 2000	6	5
	Additional paid-in capital	42,892	37,754
	Retained earnings	8,877	10,746
	Accumulated other comprehensive income –		
	Net unrealized gains (losses) on available for sale securities, net of taxes of $37 in 2001 and $168 in 2000.	77	(242)
	TOTAL STOCKHOLDERS' EQUITY	51,852	48,263
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$550,141	$505,825

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31	2001	2000	1999
	(dollars in thousands, except per share amounts)		
Interest Income			
Interest and fees on loans	$31,720	$33,928	$29,209
Interest on Investment Securities			
Taxable	3,313	3,733	4,454
Exempt from federal taxes	275	317	347
Interest on deposits	564	273	849
Interest on federal funds sold	808	652	520
Lease financing income exempt from federal taxes	56	80	172
TOTAL INTEREST INCOME	36,736	38,983	35,551
Interest Expense			
Interest on savings, NOW and money market deposits	3,743	4,646	4,325
Interest on time deposits over $100,000	2,225	2,695	1,530
Interest on time deposits under $100,000	3,057	3,665	2,452
Interest on borrowings	5	97	26
TOTAL INTEREST EXPENSE	9,030	11,103	8,333
NET INTEREST INCOME	27,706	27,880	27,218
Provision for Possible Loan Losses	(498)	(1,070)	(485)
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	27,208	26,810	26,733
Non Interest Income			
Service fees	5,231	4,487	4,346
Gain on sale of SBA loans	24	31	115
Other	159	86	60
	5,414	4,604	4,521
Non Interest Expenses			
Salaries and employee benefits	10,454	9,579	9,984
Net occupancy expense of premises	2,488	2,229	2,131
Furniture and equipment expenses	1,550	1,544	1,647
Other expenses	7,354	7,442	7,580
	21,846	20,794	21,342
INCOME BEFORE INCOME TAXES	10,776	10,620	9,912
Income Taxes	3,926	3,920	3,662
NET INCOME	$ 6,850	$ 6,700	$ 6,250
Earnings Per Share			
Basic	$ 1.24	$ 1.15	$ 0.99
Diluted	$ 1.18	$ 1.10	$ 0.93

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

For the years ended December 31, 2001, 2000 & 1999	NUMBER OF SHARES OUTSTANDING	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	COMPREHENSIVE INCOME	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE, January 1, 1999	5,985,242	$5	$37,015		$11,516	$(157)	$48,379
Cash dividend					(2,408)		(2,408)
Exercise of stock options	17,579		124				124
Common stock issued under employee benefit and dividend reinvestment and optional investment plans	17,035		234				234
Common stock repurchased, cancelled and retired	(247,242)				(3,460)		(3,460)
Comprehensive Income:							
Net income				$6,250	6,250		6,250
Net unrealized holding losses on available-for-sale securities (Net of taxes of $305)				(680)		(680)	(680)
Total Comprehensive Income				$5,570			
BALANCE, December 31, 1999	5,772,614	5	37,373		11,898	(837)	48,439
Cash dividend					(1,383)		(1,383)
Exercise of stock options	4,048		24				24
Common stock issued under employee benefit and dividend reinvestment and optional investment plans	36,079		357				357
Common stock repurchased, cancelled and retired	(568,878)				(6,469)		(6,469)
Comprehensive income:							
Net income				6,700	6,700		6,700
Net unrealized holding gains on available-for-sale securities (Net of taxes of $240)				595		595	595
Total Comprehensive Income				$7,295			
BALANCE, December 31, 2000	5,243,863	5	$37,754		$10,746	$(242)	$48,263
7% stock dividend	361,421	1	4,626		(4,627)		–
Cash paid in lieu of fractional shares					(7)		(7)
Cash dividend					(2,177)		(2,177)
Exercise of stock options	38,417		224				224
Common stock issued under employee benefit and dividend reinvestment and optional investment plans	22,130		288				288
Common stock repurchased, cancelled and retired	(151,468)				(1,908)		(1,908)
Comprehensive income:							
Net income				6,850	6,850		6,850
Net unrealized holding gains on available-for sale securities (Net of taxes of $43)				319		319	319
Total Comprehensive Income				$7,169			
BALANCE, December 31, 2001	5,514,363	$6	$42,892		$ 8,877	$ 77	$51,852

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	2001	2000 (dollars in thousands)	1999
Cash Flows From Operating Activities			
Interest and fees received	$ 37,238	$ 38,405	$ 35,326
Service fees and other income received	4,814	3,952	4,105
Financing revenue received under leases	56	80	172
Interest paid	(9,379)	(10,783)	(8,463)
Cash paid to suppliers and employees	(18,107)	(22,478)	(19,909)
Income taxes paid	(4,033)	(3,554)	(3,881)
Net Cash Provided By Operating Activities	10,589	5,622	7,350
Cash Flows From Investing Activities			
Proceeds from maturity of held-to-maturity securities	13,806	2,140	11,563
Purchase of held-to-maturity securities	(6,116)	(193)	(6,041)
Proceeds from maturity of available-for-sale securities	3,544,927	1,815,301	2,110,841
Purchase of available-for-sale securities	(3,562,013)	(1,824,370)	(2,074,411)
Proceeds from maturity of deposits in other financial institutions	34,701	13,962	40,580
Purchase of deposits in other financial institutions	(39,954)	(14,048)	(33,456)
Net (increase) decrease in credit card and revolving credit receivables	(154)	(300)	356
Recoveries and deferred recoveries on loans previously written off	75	80	102
Net increase in loans	(39,711)	(27,557)	(53,181)
Net (increase) decrease in leases	(164)	1,177	1,363
Capital expenditures	(1,838)	(1,035)	(1,130)
Proceeds from sale of other real estate owned	–	12	1,139
Proceeds from sale of property, plant and equipment	1,094	21	30
Net Cash Used In Investing Activities	(55,347)	(34,810)	(2,245)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	21,307	56,802	(18,960)
Net increase (decrease) in short term borrowing	19,092	(8,800)	8,800
Proceeds from exercise of stock options	224	24	124
Proceeds from stock issuance	288	357	234
Principal payments on long-term debt	–	(19)	(55)
Dividends paid	(2,184)	(1,383)	(2,408)
Stock repurchased and retired	(1,908)	(6,469)	(3,460)
Net Cash Provided (Used) By Financing Activities	36,819	40,512	(15,725)
Net Increase (Decrease) in Cash and Cash Equivalents	(7,939)	11,324	(10,620)
Cash and Cash Equivalents, Beginning of Year	38,186	26,862	37,482
Cash and Cash Equivalents, End of Year	$ 30,247	$ 38,186	$ 26,862

The accompanying notes are an integral part of these financial statements.

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

For the years ended December 31	2001	2000	1999
		(dollars in thousands)	
Net Income	$ 6,850	$6,700	$6,250
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Depreciation and amortization	1,364	370	1,288
Provision for possible credit losses	498	1,070	485
Provision for possible OREO losses	125	42	(23)
Provision (credit) for deferred taxes	(174)	611	(26)
(Gain) loss on sale of equipment	(72)	2	3
Gain on sale of other real estate owned	–	(12)	–
(Increase) decrease in other assets	231	(104)	(59)
(Increase) decrease in interest receivable	335	(319)	(37)
(Increase) decrease in discounts and premiums	223	(179)	(16)
(Increase) decrease in prepaid expenses	1,352	(1,167)	(419)
Increase in cash surrender value of life insurance	(528)	(642)	(419)
Increase (decrease) in interest payable	(349)	320	(130)
Increase (decrease) in taxes payable	67	(245)	402
Increase (decrease) in accrued expenses and other liabilities	667	(825)	51
Total Adjustments	3,739	(1,078)	1,100
Net Cash Provided by Operating Activities	$10,589	$5,622	$7,350

The accompanying notes are an integral part of these financial statements.

NOTE #1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Foothill Independent Bancorp and its wholly owned subsidiaries, Foothill Independent Bank ("Bank"), Foothill BPC, Inc., and Platinum Results, Inc., collectively referred to herein as the "Company." Intercompany balances and transactions have been eliminated.

Nature of Operations

The Bank has been organized as a single operating segment and operates twelve branches in various locations in the Los Angeles, Riverside, and San Bernardino Counties of Southern California. The Banks primary source of revenue is from providing loans to customers, who are predominately small and middle market businesses and individuals.

Foothill BPC, Inc. is the entity that accounts for leasing of certain bank branches.

On December 18, 2000, the Company formed Platinum Results, Inc., as a California corporation and data processing subsidiary of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (See Note #5), the valuation of foreclosed real estate (See Note #7) and deferred tax assets (See Note #16).

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2001.

Investment Securities

Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity, or to an earlier call, if appropriate, on a straight-line basis. Such securities include those that management intends and has the ability to hold into the foreseeable future.

Securities are considered available-for-sale if they would be sold under certain conditions, among these being changes in interest rates, fluctuations in deposit levels or loan demand, or need to restructure the portfolio to better match the maturity or interest rate characteristics of liabilities with assets. Securities classified as available-for-sale are accounted for at their current fair value rather than amortized historical cost. Unrealized gains or losses are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity (See Note #2).

Loans and Interest on Loans

Loans are stated at unpaid principal balances, net of deferred loan fees and unearned discounts. The Bank recognizes loan origination fees to the extent they represent reimbursement for initial direct costs, as income at the time of loan boarding. The excess of fees over costs, if any, is deferred and recognized as an adjustment to yield of the loan (See Note #3).

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to make all payments due according to the contractual terms of the loan agreement. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting

Standards (SFAS) No. 114, *"Accounting by Creditors for Impairment of a Loan,"* as amended by SFAS No. 118, the entire change in the present value of expected cash flows of the impaired loan is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as reduction in the amount of provision for loan losses that otherwise would be reported (See Note #5).

Provision for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. The provision for the current increase to the allowance for loan losses is charged to expense (See Note #5).

Direct Lease Financing

The investment in lease contracts is recorded using the finance method of accounting. Under the finance method, an asset is recorded in the amount of the total lease payments receivable and estimated residual value, reduced by unearned income. Income, represented by the excess of the total receivable over the cost of the related asset, is recorded in income in decreasing amounts over the term of the contract based upon the principal amount outstanding. The financing lease portfolio consists of equipment with terms from three to seven years.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and twenty to thirty for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for improvements or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred (See Note #6).

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations and additions to the valuation allowance are included in other expenses (See Note #7).

Loan Sales and Servicing

Gains and losses from the sale of participating interests in loans guaranteed by the Small Business Administration (SBA) are recognized based on the premium received or discount paid and the cost basis of the portion of the loan sold. The cost basis of the portion of the loan sold was arrived at by allocating the total cost of each loan between the guaranteed portion of the loan sold and the unguaranteed portion of the loan retained, based on their relative fair values. The book value allocated to the unguaranteed portion of the loan, if less than the principal amount, is recorded as a discount on the principal amount retained. The discount is accreted to interest income over the remaining estimated life of the loan. The Bank retains the servicing on the portion of the loans sold and recognizes income on the servicing fees when they are received.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to the extent necessary to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits for deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods (See Note #16).

Comprehensive Income

Beginning in 1998, the Bank adopted Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income,"* which requires the disclosure of comprehensive income and its components. Changes in unrealized gain (loss) on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share and stock option amounts have been retroactively restated to give effect to all stock dividends (See Note #17).

Stock-Based Compensation

SFAS No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation costs for stock-based employee compensation plans at fair value. The Bank has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (See Note #10).

Disclosure About Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Company's estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimate of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company could have realized in a current market exchange. The use of different market assumptions and/or estimates of methodologies may have a material effect on the estimated fair value amounts.

Although management is not aware of any factor that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet date and, therefore, current estimates of fair value may differ significantly from the amounts presented in the accompanying notes (See Note #20).

Current Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets," effective starting with fiscal years beginning after December 15, 2001. This standard establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the Accounting Principles Board Opinion ("APB") Opinion No. 17. The standard also establishes a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations. Management believes that the adoption of the statement will not have a material effect on the Company's financial statements. Amortization expense charged to operations for 2001, 2000, and 1999 was $42,000, $42,000, and $42,000, respectively. As of December 31, 2001, goodwill is fully amortized.

Reclassifications

Certain reclassifications were made to prior years' presentations to conform to the current year.

NOTE #2 - INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amounts of securities and their approximate fair market values at December 31, were as follows (in thousands):

Held-To-Maturity Securities	December 31, 2001			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value (a)**
U.S. Treasury Securities	$ 349	$ 9	$ —	$ 358
Other Government Agency Securities	5,542	80	—	5,622
Municipal Agencies	4,853	55	—	4,908
Other Securities	2,311	—	—	2,311
Total Held-To-Maturity Securities	$13,055	$144	$ —	$13,199

	December 31, 2000			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value (a)**
U.S. Treasury Securities	$ 999	$ —	$ 2	$ 997
Other Government Agency Securities	16,379	—	51	16,328
Municipal Agencies	1,053	10	—	1,063
Other Securities	2,311	—	—	2,311
Total Held-To-Maturity Securities	$20,742	$ 10	$ 53	$20,699

Available-For-Sale Securities

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (a)
Government Agency Securities	$59,803	$358	$100	$60,061
Certificates of Participation (b)	2,765	134	—	2,899
Municipal Agencies	1,248	9	—	1,257
Repurchase Agreement	—	—	—	—
Mortgage-Back Securities	824	—	4	820
Other Securities	2,008	—	357	1,651
Total Available-for-Sale	$66,648	$501	$461	$66,688

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (a)
Government Agency Securities	$29,567	$ —	$ 10	$29,557
Certificates of Participation (b)	3,640	137	—	3,777
Municipal Agencies	750	3	—	753
Repurchase Agreement	10,000	—	—	10,000
Mortgage-Back Securities	357	3	—	360
Other Securities	6,009	4	386	5,627
Total Available-for-Sale	$50,323	$147	$396	$50,074

(a) The Bank's portfolio of securities primarily consists of investment-grade securities. The fair value of actively traded securities is determined by the secondary market, while the fair value for non-actively-traded securities is based on independent broker quotations.

(b) Non-rated certificates of participation evidencing ownership interest in the California Statewide Communities Development Authority - San Joaquin County Limited Obligation Bond Trust with book values of $2,765,000 and $3,640,000 and market values of $2,899,000 and $3,777,000 at December 31, 2001 and 2000, respectively.

Proceeds from maturities of investment securities held-to-maturity during 2001, were $13,806,000. Proceeds from maturities of investment securities available-for-sale during 2001, were $3,544,927,000. There were no gains or losses recognized.

Proceeds from maturities of investment securities held-to-maturity during 2000, were $2,140,000. Proceeds from maturities of investment securities available-for-sale during 2000, were $1,815,301,000. There were no gains or losses recognized.

Securities with a book value of $11,025,000 and $13,075,000 and market value of $11,306,000 and $13,073,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The amortized cost, estimated fair value and average yield of securities at December 31, 2001, by contractual maturity were as follows (in thousands):

Maturities Schedule of Securities December 31, 2001	Held-to-Maturity Securities: Amortized Cost	Fair Value	Average Yield (a)
Due in one year or less	$ 6,086	$ 6,098	5.15%
Due after one year through five years	3,016	3,128	5.00%
Due after five years	3,953	3,973	5.17%
Carried at Amortized Cost	$13,055	$13,199	5.11%

(a) The average yield is based on effective rates of book balances at the end of the year. Yields are derived by dividing interest income, adjusted for amortization of premiums and accretion of discounts, by total amortized cost.

Maturities Schedule of Securities December 31, 2001	Available-for-Sale Securities: Amortized Cost	Fair Value	Average Yield (a)
Due in one year or less	$ 3,059	$ 3,106	6.57%
Due after one year through five years	51,014	51,299	4.95%
Due after five years through ten years	9,576	9,644	5.68%
Due after ten years	2,999	2,639	6.98%
Carried at Fair Value	$66,648	$66,688	5.21%

a) The average yield is based on effective rates of book balances at the end of the year. Yields are derived by dividing interest income, adjusted for amortization of premiums and accretion of discounts, by total amortized cost.

NOTE #3 - LOANS

The composition of the loan portfolio at December 31, 2001 and 2000, was as follows (in thousands):

	2001	2000
Commercial, financial and agricultural	$ 46,936	$ 44,269
Real Estate - construction	16,091	12,647
Real Estate - mortgage		
Commercial	310,737	275,557
Residential	28,032	27,899
Loans to individuals for household, family, and other personal expenditures	4,718	6,400
All other loans (including overdrafts)	656	679
	407,170	367,451
Deferred income on loans	(92)	(141)
Loans, Net of Deferred Income	$407,078	$367,310

Nonaccruing loans totaled approximately $2,717,000 and $2,319,000 at December 31, 2001 and 2000, respectively. Interest income that would have been recognized on nonaccrual loans if they had performed in accordance with the terms of those loans was approximately $197,000, $644,000, and $819,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

At December 31, 2001 and 2000, the Bank had approximately $34,000 and $17,000 of loans that were past due 90 days or more in interest or principal but which were still accruing interest. These loans are collateralized and in the process of collection.

NOTE #4 - DIRECT LEASE FINANCING

The Bank leases equipment to parties under agreements which range generally from three to seven years. Executory costs are paid by the lessee and leases do not include any contingent rental features. The net investment in direct lease financing at December 31, 2001 and 2000, consists of the following (in thousands):

	2001	2000
Lease payments receivable	$1,486	$1,236
Unearned income	(158)	(72)
	$1,328	$1,164

At December 31, 2001, the Bank had no outstanding lease commitments.

At December 31, 2001, future minimum lease payments receivable under direct financing leases are as follows (in thousands):

Year	
2002	$ 397
2003	631
2004	291
2005	94
2006	73
	1,486
Less unearned income	(158)
	$1,328

NOTE #5 - ALLOWANCE FOR LOAN AND LEASE LOSSES

Transactions in the reserve for loan and lease losses are summarized as follows (in thousands):

	2001	2000	1999
Balance, Beginning of Year	$3,692	$6,102	$5,576
Recoveries on loans previously charged off	102	312	237
Provision charged to operating expense	498	1,070	485
Loans charged off	(86)	(3,792)	(196)
Balance, End of Year	$4,206	$3,692	$6,102

The Bank treats all nonaccruing loans and troubled debt restructurings as impaired loans. The allowances for loan losses related to impaired loans amounted to approximately $305,000 and $268,000 for the years ended December 31, 2001 and 2000, respectively, and those allowances are included in the above balances. The average balance of these loans amounted to approximately $2,634,000 and $5,770,000 for the years ended December 31, 2001 and 2000, respectively. During 2001, cash receipts totaling approximately $981,000 were applied to reduce the principal balances of, and approximately $366,000 of interest income was recognized on, impaired loans. During 2000, cash receipts totaling approximately $52,000 were applied to reduce the principal balances of, but no interest income was recognized on, impaired loans.

NOTE #6 - BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows (in thousands):

	2001	2000
Buildings	$ 2,424	$ 2,424
Furniture and equipment	9,942	8,742
Leasehold improvements	3,579	3,424
	15,945	14,590
Less: Accumulated depreciation and amortization	(9,998)	(8,807)
	5,947	5,783
Land	375	1,230
Total	$ 6,322	$ 7,013

The Bank leases land and buildings under noncancelable operating leases expiring at various dates through 2014. The following is a schedule of future minimum lease payments based upon obligations at year-end (in thousands):

Year	
2002	$1,326
2003	1,323
2004	1,319
2005	1,122
2006	854
Thereafter	3,101
Total	$9,045

Total rental expense for the three years ended December 31, 2001, 2000, and 1999, was $1,329,000, $1,269,000, and $1,246,000, respectively.

NOTE #7 - OTHER REAL ESTATE OWNED

Other Real Estate Owned is carried at the estimated fair value of the real estate. An analysis of the transactions for December 31, 2001 and 2000, were as follows (in thousands):

	2001	2000
Balance, Beginning of Year	$2,164	$1,714
Additions	143	1,038
Valuation adjustments and other reductions	(125)	(588)
Balance, End of Year	$2,182	$2,164

The balances at December 31, 2001 and 2000 are shown net of reserves of $125,000 and $0, respectively.

Transactions in the reserve for other real estate owned are summarized for December 31, 2001 and 2000 as follows (in thousands):

	2001	2000
Balance, Beginning of Year	$ —	$387
Provision charged to other expense	125	42
Charge-offs and other reductions	—	(429)
Balance, End of Year	$125	$ —

NOTE #8 - DEPOSITS

At December 31, 2001, the scheduled maturities of time deposits are as follows (in thousands):

Year	
2002	$92,414
2003	2,945
2004	524
2005	72
2006	5
Thereafter	11
Total	$95,971

NOTE #9 - SHORT-TERM BORROWINGS

In 2001, other liabilities included a short term borrowing of $19,000,000 at a fixed rate representing an advance from the Federal Home Loan Bank of San Francisco with a due date of January 28, 2002, and interest payable at 1.92%. This advance was repaid on January 28, 2002.

NOTE #10 - STOCK OPTION PLAN

The Company maintains an employee incentive and nonqualified stock option plan which was approved by its stockholders in 1993 (the "1993 Option Plan"). The Company applies APB Opinion No. 25 and related interpretations in accounting with respect to this Option Plan. Accordingly, no compensation cost has been recognized with respect to options granted under the 1993 Option Plan.

The 1993 Option Plan provides for the issuance of up to an aggregate of 1,147,041 shares of the Company Common Stock (which number gives retroactive effect to stock dividends issued prior to December 31, 2001). Options to purchase those shares may be granted to officers, key employees and directors of the Company and its subsidiaries, including the Bank, at prices not less than the fair market value of such shares at dates of grant. Options granted expire within a period of not more than ten years from the dates on which the options are granted.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: risk-free rates of 4.37%, 5.08%, and 4.67%, dividend yields of 3%, 2%, and 2%, expected life of five years; and volatility of 31%, 33%, and 34%.

Information with respect to the number of shares of Common Stock that were subject to options that were granted or exercised, and those that expired without exercise, under the 1993 Option Plan during December 31, 2001, 2000 and 1999, the weighted exercise prices thereof, and the number of shares subject to exercisable options at the end of each of those years, is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Beginning of Year	906,179	$ 8.61	844,331	$ 8.49	811,981	$ 7.93
Granted	40,125	12.02	86,670	10.17	69,229	12.26
Exercised	(89,458)	(7.00)	(4,331)	6.00	(18,810)	(6.59)
Forfeited	(12,209)	(12.38)	(20,491)	13.29	(18,069)	(13.04)
Outstanding, End of Year	844,637	8.50	906,179	9.21	844,331	8.26
Options exercisable at year end	777,835	$ 8.34	828,080	$ 8.04	768,139	$ 7.73
Weighted average fair value of options granted during the year	$ 3.05		$ 3.38		$ 4.36	

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.87 to $6.37	341,500	3.20	$ 5.58	336,531	$ 5.58
$8.50 to $10.98	288,340	6.06	8.84	264,631	8.80
$11.13 to $13.09	156,885	7.35	11.87	119,297	11.83
$14.18 to $16.36	57,912	6.50	15.08	57,376	15.08
$4.87 to $16.36	844,637			777,835	

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Bank's net income would have been reduced to the following pro forma amounts (in thousands, except per share data):

	2001	2000	1999
Net income:			
As reported	$6,850	$6,700	$6,250
Pro forma	6,696	6,470	6,005
Per share data:			
Net income - Basic			
As reported	$ 1.24	$ 1.15	$ 0.99
Pro forma	$ 1.21	$ 1.11	$ 0.95
Net income - diluted			
As reported	$ 1.18	$ 1.10	$ 0.93
Pro forma	$ 1.15	$ 1.08	$ 0.90

NOTE #11 - DEFINED CONTRIBUTION PLAN (401K)

The Company sponsors a defined contribution pension plan that covers all employees with 1,000 or more hours worked in a year.

Contributions to the plan are based on the employee's gross salary less the IRS Section 125 flex plan. For the years ending December 31, 2001, 2000, and 1999, the amount of the Company contributions amounted to approximately $248,000, $272,000, and $259,000, respectively.

NOTE #12 - DEFERRED COMPENSATION

The Bank maintained a nonqualified, unfunded deferred compensation plan for certain key management personnel whereby they may defer compensation which will then provide for certain payments upon retirement, death, or disability. The plan provides for payments for ten years commencing upon retirement. The plan provides for reduced benefits upon early retirement, disability, or termination of employment. The deferred compensation expense for 2001 was $378,000 ($223,020 net of income taxes), 2000 was $324,000 ($190,836 net of income taxes), and 1999 was $324,000 ($190,836 net of income taxes).

NOTE #13 - RESTRICTION ON TRANSFERS OF FUNDS TO PARENT

There are legal limitations on the ability of the Bank to provide funds to the Company. Dividends declared by the Bank may not exceed, in any calendar year, without approval of the California Commissioner of Financial Institutions, net income for the year and the retained net income for the preceding two years. Section 23A of the Federal Reserve Act restricts the Bank from extending credit to the Company and other affiliates of the Company amounting to more than 20% of its contributed capital and retained earnings. At December 31, 2001, the maximum combined amount of funds that were available from these two sources was approximately $14,210,000 or 27% consolidated stockholders' equity.

NOTE #14 - STOCK DIVIDEND

On April 17, 2001, the Board of Directors declared a 7% stock dividend payable on May 29, 2001, to stockholders of record on May 4, 2001. As a result, the Bank distributed 361,421 shares of common stock and the common stock and additional paid-in capital were increased and retained earnings was decreased by $4,627,000. All references in the accompanying financial statements to the number of common shares and per share amounts for all years presented have been restated to reflect the stock dividend.

NOTE #15 - OTHER EXPENSES

The following is a breakdown of other expenses for the years ended December 31, 2001, 2000, and 1999 (amounts in thousands):

	2001	2000	1999
Data processing	$1,248	$1,077	$ 970
Marketing expenses	1,086	940	1,109
Office supplies, postage and telephone	1,086	1,071	1,136
Bank insurance	448	492	562
Supervisory assessments	127	126	94
Professional fees	1,287	1,334	1,742
Operating losses	151	66	71
OREO expenses	197	39	140
Other	1,724	2,297	1,756
Total	$7,354	$7,442	$7,580

NOTE #16 - INCOME TAXES

The provisions for income taxes consist of the following (amounts in thousands):

	2001	2000	1999
Tax provision applicable to income before income taxes	$3,926	$3,920	$3,662
Federal Income Tax			
Current	3,048	2,469	2,621
Deferred	(174)	282	(49)
State Franchise Tax			
Current	1,095	1,080	1,067
Deferred	(43)	89	23
Total	$3,926	$3,920	$3,662

The following is a summary of the components of the deferred tax assets accounts recognized in the accompanying statements of financial condition as of December 31 (amounts in thousands):

	2001	2000	1999
Deferred Tax Assets			
Allowance for loan losses due to tax limitations	$1,137	$ 909	$1,709
Deferred compensation plan	1,050	1,026	863
Allowance for other real estate owned	129	47	38
Other assets and liabilities	80	338	184
Net unrealized loss on available-for-sale securities	—	6	246
Total Deferred Tax Assets	2,396	2,326	3,040
Deferred Tax Liabilities			
Premises and equipment due to depreciation difference	(384)	(525)	(628)
Net unrealized appreciation on available-for-sale securities	(37)	—	—
Net Deferred Tax Assets	$1,975	$1,801	$2,412

As a result of the following items, the total tax expenses for 2001, 2000, and 1999, were less than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes (dollars in thousands):

	2001		2000		1999	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Federal rate	$3,664	34.0	$3,611	34.0	$3,370	34.0
Changes due to State income tax, net of Federal tax benefit	765	7.1	754	7.1	704	7.1
Exempt income	(288)	(2.7)	(517)	(4.9)	(438)	(4.5)
Other, net	(215)	(2.0)	72	0.7	26	0.3
Total	$3,926	36.4	$3,920	36.9	$3,662	36.9

NOTE #17 - EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute earnings per share ("EPS"). All amounts in the table are in thousands. Shares have been retroactively restated to give effect to all stock dividends.

	2001		2000		1999	
	Income	Shares	Income	Shares	Income	Shares
Net income as reported	$6,850		$6,700		$6,250	
Shares outstanding at year end	—	5,514	—	5,610	—	6,177
Impact of weighting shares purchased during the year	—	17	—	204	—	121
Used in Basic EPS	6,850	5,531	6,700	5,814	6,250	6,298
Dilutive effect of outstanding stock options	—	291	—	202	—	389
Used in Dilutive EPS	$6,850	5,822	$6,700	6,016	$6,250	6,687

NOTE #18 - COMMITMENTS AND CONTINGENCIES

The Bank is involved in various litigation that has arisen in the ordinary course of its business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's financial statements.

In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby commercial letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2001 and 2000 , the Bank had commitments to extend credit of $52,368,000 and $48,304,000, respectively, and obligations under standby letters of credit of $1,373,000 and $924,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank has a line of credit with the Federal Home Loan Bank of San Francisco for $21 million. The Bank has pledged approximately $42 million in loans to secure the line.

NOTE #19 - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Under applicable law and government regulations, a failure by the Company or the Bank to meet certain minimum capital requirements would result in the imposition of operational restrictions and other requirements and the possible initiation of additional discretionary actions by government regulatory agencies that could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The most recent notification from the federal regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of total capital and Tier 1 capital (as defined in the regulations) and ratios of total capital and Tier 1 capital to risk-weighted assets (as defined), and to average assets (as defined). The following table compares, as of December 31, 2001 and December 31, 2000, the total capital and Tier 1 capital of the Company (on a consolidated basis), and that of the Bank, to the capital requirements imposed by government regulations (with amounts stated in thousands):

FOOTHILL INDEPENDENT BANCORP

	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital to risk-weighted assets	$55,752	12.4%	$35,971	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	51,546	11.5%	17,985	4.0%	N/A	N/A
Tier 1 capital to average assets	51,546	9.4%	20,786	4.0%	N/A	N/A
As of December 31, 2000:						
Total capital to risk-weighted assets	$51,783	12.6%	$32,767	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets	48,091	11.7%	16,383	4.0%	N/A	N/A
Tier 1 capital to average assets	48,091	9.5%	20,290	4.0%	N/A	N/A

FOOTHILL INDEPENDENT BANK

	Actual		Capital Needed: For Capital Adequacy Purposes		Capital Needed: To Be Well Capitalized Under Prompt Corrective Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total capital to risk-weighted assets	$55,051	12.3%	$35,875	8.0%	$44,843	10.0%
Tier 1 capital to risk-weighted assets	50,846	11.3%	17,937	4.0%	26,906	6.0%
Tier 1 capital to average assets	50,846	9.3%	21,774	4.0%	27,217	5.0%
As of December 31, 2000:						
Total capital to risk-weighted assets	$51,568	12.6%	$32,763	8.0%	$40,954	10.0%
Tier 1 capital to risk-weighted assets	47,966	11.7%	16,382	4.0%	24,572	6.0%
Tier 1 capital to average assets	47,966	9.5%	20,168	4.0%	25,210	5.0%

NOTE #20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of financial instruments at December 31, 2001 and 2000 (with dollars in thousands). FAS Statement 107, *"Disclosures about Fair Value of Financial Instruments,"* defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point-in-time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holding of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, future expected loss experience and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore can not be determined with precision. Changes and assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of financial instruments:

- Investment Securities

For U.S. Treasury and U.S. Government Agency securities, fair values are based on market prices. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

- Loans

The fair value for loans with variable interest rates is the carrying amount. The fair value of fixed rate loans is derived by calculating the discounted value of the future cash flows expected to be received from the various homogeneous categories of loans. All loans have been adjusted to reflect changes in credit risk.

- Deposits

The fair value of demand deposits, money market deposits, savings accounts and NOW accounts is defined as the amounts payable on demand at December 31, 2001, and December 31, 2000. The fair value of fixed maturity certificates of deposit is estimated based on the discounted value of the future cash flows expected to be paid on the deposits.

- Short-term borrowings

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 30,247	$ 30,247	$ 38,186	$ 38,186
Investment securities and deposits	93,001	92,020	79,465	77,088
Loans	407,170	412,127	367,451	357,448
Direct lease financing	1,328	1,328	1,164	1,158
Cash surrender value	6,167	6,167	5,639	5,639
Financial Liabilities				
Deposits	475,390	475,877	454,041	454,278
Short-term borrowings	19,000	19,000	—	—
Unrecognized Financial Instruments				
Commitments to extend credit	52,368	524	48,304	483
Standby letters of credit	1,373	14	924	9

NOTE #21 - CONDENSED FINANCIAL INFORMATION OF FOOTHILL INDEPENDENT BANCORP (PARENT COMPANY)

BALANCE SHEETS

	2001	2000	1999
		(dollars in thousands)	
Assets			
Cash	$ 122	$ 198	$ 704
Investment in subsidiaries	51,361	47,975	47,785
Accounts receivable	213	174	317
Other receivables	172	—	—
Excess of cost over net assets of company acquired (net)	—	42	85
Prepaid expenses	76	19	11
Total Assets	$51,944	$48,408	$48,902

	2001	2000	1999
Liabilities and Stockholders' Equity			
Liabilities			
Accounts payable	$ 92	$ 145	$ —
Dividends payable	—	—	463
	92	145	463
Stockholders' Equity			
Common stock	6	5	5
Additional paid-in capital	42,892	37,754	37,373
Retained earnings	8,954	10,504	11,061
Total Stockholders' Equity	51,852	48,263	48,439
Total Liabilities and Stockholders' Equity	$51,944	$48,408	$48,902

STATEMENTS OF INCOME

	2001	2000	1999
Income			
Equity in undistributed income of subsidiaries	$ 7,197	$ 6,992	$ 6,739
Expense			
Amortization and other expenses	560	467	806
Total Operating Income	6,637	6,525	5,933
Tax benefit of parent's operating expenses	213	175	317
Net Income	$ 6,850	$ 6,700	$ 6,250

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000 (dollars in thousands)	1999
Cash Flows From Operating Activities			
Cash received for tax benefit from Foothill Independent Bank	$ 175	$ 317	$ 413
Cash paid for operating expenses	(629)	(286)	(770)
Net Cash Provided/(Used) By Operating Activities	(454)	31	(357)
Cash Flows from Investing Activities			
(Purchase) redemption of deposits in other financial institutions	—	—	97
Capital contributed to subsidiary	(150)	—	—
Net Cash Provided (Used) By Investing Activities	(150)	—	97
Cash Flows From Financing Activities			
Dividends paid	(2,184)	(1,846)	(1,945)
Dividends received from Foothill Independent Bank	4,280	7,397	5,750
Proceeds from stock purchased	288	357	234
Proceeds from exercise of stock options	52	24	124
Capital stock repurchased	(1,908)	(6,469)	(3,460)
Net Cash Provided (Used) By Financing Activities	528	(537)	703
Net Increase (Decrease) in Cash	(76)	(506)	443
Cash, Beginning of Year	198	704	261
Cash, *End of Year*	$ 122	$ 198	$ 704
Reconciliation of Net Increase to Net Cash Provided by Operating Activities			
Net Income	$ 6,850	$ 6,700	$ 6,250
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Amortization	42	43	42
Undistributed earnings of subsidiaries	(7,197)	(6,992)	(6,739)
(Increase)/decrease in accounts receivable	(39)	143	96
Increase in prepaid expenses	(57)	(8)	(6)
Increase (decrease) in accounts payable	(53)	145	—
Total Adjustments	(7,304)	(6,669)	(6,607)
Net Cash Provided/(Used) by Operating Activities	$ (454)	$ 31	$ (357)

NOTE #22 - SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following quarterly financial information for the Company and its subsidiaries for the two years ended December 31, 2001 and 2000, is summarized below:

2001	FIRST	SECOND	THIRD	FOURTH
	(dollars in thousands, except per share amounts)			
Summary of Operations				
Interest income	$9,575	$8,946	$9,060	$9,155
Interest expense	2,929	2,372	2,061	1,668
Net interest income	6,646	6,574	6,999	7,487
Provision for loan losses	125	100	—	273
Net interest income after provision for loan losses	6,521	6,474	6,999	7,214
Other income	1,318	1,347	1,338	1,411
Other expense	5,217	5,228	5,470	5,931
Income before taxes	2,622	2,593	2,867	2,694
Applicable income taxes	964	945	1,039	978
Net Income	$1,658	$1,648	$1,828	$1,716
Earnings Per Share - Basic	$ 0.30	$ 0.30	$ 0.33	$ 0.31
Earnings Per Share - Diluted	$ 0.29	$ 0.28	$ 0.32	$ 0.29

2000	FIRST	SECOND	THIRD	FOURTH
	(dollars in thousands, except per share amounts)			
Summary of Operations				
Interest income	$9,544	$9,488	$9,839	$10,112
Interest expense	2,380	2,716	2,920	3,087
Net interest income	7,164	6,772	6,919	7,025
Provision for loan losses	250	455	190	175
Net interest income after provision for loan losses	6,914	6,317	6,729	6,850
Other income	1,030	1,172	1,193	1,209
Other expense	5,404	4,910	5,152	5,328
Income before taxes	2,540	2,579	2,770	2,731
Applicable income taxes	938	953	1,023	1,006
Net Income	$1,602	$1,626	$1,747	$ 1,725
Earnings Per Share - Basic	$ 0.26	$ 0.28	$ 0.31	$ 0.30
Earnings Per Share - Diluted	$ 0.24	$ 0.27	$ 0.30	$ 0.29

INDEPENDENT AUDITORS REPORT

Board of Directors and Stockholders
Foothill Independent Bancorp and Subsidiaries
Glendora, California

We have audited the accompanying consolidated balance sheets of Foothill Independent Bancorp and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and changes in stockholders' equity and statements of cash flows for the three years ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foothill Independent Bancorp and Subsidiaries as of December 31, 2001 and 2000, and the results of its operations and cash flows for the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek Trine Day & Co. LLP.

Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
January 25, 2002

FOOTHILL INDEPENDENT BANCORP ORGANIZATION

Board of Directors

William V. Landecena
Chairman of the Board

George E. Langley
President
Chief Executive Officer

Richard Galich
Physican

O. L. Mestad
President, Orvco Inc.

Donna Miltenberger
Executive Vice President
Chief Operating Officer

George Sellers
Accountant
Merchants Bookkeeping

Douglas F. Tessitor*
CLU, ChFC
Northwestern Mutual Life

Max E. Williams
Architect/Partner
Williams Chiao Architects, LLP

Foothill Independent Bancorp/Bank Executive Management

George E. Langley
President
Chief Executive Officer

Donna L. Miltenberger
Executive Vice President
Chief Operating Officer

Casey "Joe" Cecala
Senior Vice President
Chief Credit Officer

Carol Ann Graf
Senior Vice President
Secretary
Chief Financial Officer

Platinum Results Board of Directors

Donna L. Miltenberger, Chairman

George E. Langley

Casey "Joe" Cecala

Carol Ann Graf

Nez Tokugawa

Platinum Results Management
Cheryl Brown, President

Investor Relations
Susan Hickam
(800) 500-BANK (CA Only)
(626) 963-8551 ∘ (909) 599-9351
shickam@foothillbank.com

Legal Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Ste. 1600
Newport Beach, California 92660

Stock Listing
NASDAQ
Symbol: FOOT

Stock Information
Hoefer & Arnett
Crowell, Weedon & Co.

Transfer Agent
Registrar & Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

*Foothill Independent Bank Only

LOCATIONS

Chino
4012 Grand Avenue, Ste. A
(909) 517-1729



Irwindale
5155 Irwindale Avenue
(626) 814-1441



Claremont
223 W. Foothill Boulevard
(909) 621-0519



Monrovia
515 S. Myrtle Avenue
(626) 357-9957



Corona
1050 W. Sixth Street
(909) 735-7426



Ontario
2401 S. Grove Avenue
(909) 947-1126



Covina
728 S. Citrus Avenue
(626) 967-2514



Rancho Cucamonga
9709 Baseline Road
(909) 980-4331



Glendale
801 N. Brand Boulevard
(818) 241-1566



Temecula
27576 Ynez Road
(909) 693-2511


FOOTHILL INDEPENDENT BANK

Glendora
510 S. Grand Avenue
(626) 963-8551



Upland
569 N. Mountain Avenue
(909) 981-8611




FOOTHILL INDEPENDENT BANK
Member FDIC
LENDER